UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. ___)

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Oritani Financial Corp.

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(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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October 14, 2016

Dear Fellow Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Oritani Financial Corp. Our Annual Meeting will be held at The Estate at Florentine Gardens, 97 Rivervale Road, River Vale, New Jersey 07675, on Tuesday, November 22, 2016 at 9:00 a.m. local time.

The enclosed Notice of Annual Meeting of Stockholders and Proxy Statement describe the formal business to be transacted at the Annual Meeting. Directors and officers of the Company will be present to answer any questions that you and other stockholders may have. Also enclosed for your review is our Annual Report on Form 10-K, which contains detailed information concerning the activities and operating performance of the Company. All stockholders and beneficial owners will also have the ability to access our proxy materials at through the Investor Relations tab of our website at www.oritani.com.

You may vote your shares by completing and signing the enclosed Proxy Card and returning it in the enclosed postage-paid envelope or by attending the Annual Meeting and voting in person. Alternatively, you may choose to vote your shares using the Internet or telephone voting options explained on your Proxy Card. To access your online proxy card, please visit www.cstproxyvote.com and follow the on-screen instructions. If you wish to vote by telephone, please call 1-866-894-0537 using a touch-tone phone and follow the prompted instructions.

The business to be conducted at the Annual Meeting consists of the election of three directors and the consideration of an advisory, non-binding resolution with respect to the executive compensation described in the Proxy Statement. The Board of Directors unanimously recommends a vote "FOR" each of these matters.

On behalf of the Board, we request that you vote your shares now, even if you currently plan to attend the Annual Meeting. This will not prevent you from voting in person, but will assure that your vote is counted. Your vote is important.

Sincerely,

/s/ Kevin J. Lynch

Kevin J. Lynch
Chairman of the Board, President and
Chief Executive Officer

Oritani Financial Corp.
370 Pascack Road
Township of Washington, New Jersey 07676
(201) 664-5400

NOTICE OF
ANNUAL MEETING OF STOCKHOLDERS
To Be Held On November 22, 2016

NOTICE IS HEREBY GIVEN that the Annual Meeting of the Stockholders of Oritani Financial Corp. will be held at The Estate at Florentine Gardens, 97 Rivervale Road, River Vale, New Jersey 07675, on Tuesday, November 22, 2016 at 9:00 a.m. local time.

A Proxy Statement and Proxy Card for the Annual Meeting are enclosed. The Annual Meeting is for the purpose of considering and acting upon:

1.   the election of three directors;

2.   an advisory, non-binding resolution with respect to the executive compensation described in the Proxy Statement; and

3.   to transact such other business as may properly come before the Annual Meeting, and any adjournments or postponement thereof.

The Board is not aware of any other such business. Any action may be taken on the foregoing proposals at the Annual Meeting, including all adjournments thereof. Stockholders of record at the close of business on October 10, 2016 are the stockholders entitled to vote at the Annual Meeting. A list of stockholders entitled to vote will be available at 370 Pascack Road, Township of Washington, New Jersey 07676 for a period of 10 days prior to the Annual Meeting and will also be available for inspection at the Annual Meeting.

By Order of the Board of Directors
Oritani Financial Corp.
Philip M. Wyks
Corporate Secretary

Township of Washington, New Jersey
October 14, 2016

Important Notice Regarding the Availability of Proxy Materials
For the 2016 Annual Meeting of Stockholders to be held on November 22, 2016;
Our Proxy Statement and June 30, 2016 Form 10K are available in electronic form at
http://www.cstproxy.com/oritani/2016

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE ANNUAL MEETING. STOCKHOLDERS WHOSE SHARES ARE HELD IN REGISTERED FORM HAVE A CHOICE OF VOTING BY PROXY CARD, TELEPHONE OR THE INTERNET, AS DESCRIBED ON YOUR PROXY CARD. STOCKHOLDERS WHOSE SHARES ARE HELD IN THE NAME OF A BROKER, BANK OR OTHER HOLDER OF RECORD MUST VOTE IN THE MANNER DIRECTED BY SUCH HOLDER. CHECK YOUR PROXY CARD OR THE INFORMATION FORWARDED BY YOUR BROKER, BANK OR OTHER HOLDER OF RECORD TO SEE WHICH OPTIONS ARE AVAILABLE TO YOU. ANY STOCKHOLDER OF RECORD PRESENT AT THE ANNUAL MEETING MAY WITHDRAW HIS OR HER PROXY AND VOTE PERSONALLY ON ANY MATTER PROPERLY BROUGHT BEFORE THE ANNUAL MEETING. IF YOU ARE A STOCKHOLDER WHOSE SHARES ARE NOT REGISTERED IN YOUR OWN NAME, YOU WILL NEED APPROPRIATE DOCUMENTATION FROM THE STOCKHOLDER OF RECORD TO VOTE IN PERSON AT THE ANNUAL MEETING.

TABLE OF CONTENTS

GENERAL INFORMATION

This Proxy Statement and accompanying Proxy Card and the Annual Report to Stockholders are being furnished to the stockholders of Oritani Financial Corp. (sometimes referred to as the "Company") in connection with the solicitation of proxies by the Board of Directors for use at the 2016 Annual Meeting of Stockholders. The Annual Meeting will be held on Tuesday, November 22, 2016, at 9:00 a.m., local time, at The Estate at Florentine Gardens, 97 Rivervale Road, River Vale, New Jersey 07675. The term "Annual Meeting," as used in this Proxy Statement, includes any adjournment or postponement of such meeting.

This Proxy Statement is dated October 14, 2016 and is first being made available to stockholders on or about October 17, 2016.

The 2016 Annual Meeting of Stockholders

Date, Time and Place	The Annual Meeting of Stockholders will be held on Tuesday, November 22, 2016, at 9:00 a.m., local time, at The Estate at Florentine Gardens located at 97 Rivervale Road, River Vale, New Jersey 07675.
Record Date	October 10, 2016.
Shares Entitled to Vote	45,188,139 shares of Oritani Financial Corp. common stock were outstanding on the Record Date and are entitled to vote at the Annual Meeting.
Purpose of the Annual Meeting	To consider and vote on the election of three directors and the consideration of an advisory, non-binding resolution with respect to the executive compensation described in the Proxy Statement.
Vote Required	Directors are elected by a plurality of votes cast, without regard to either broker non-votes or proxies as to which authority to vote for the nominees being proposed is withheld. The approval of the advisory non-binding resolution with respect to our executive compensation as described in the proxy statement will be determined by a majority of the votes cast, without regard to broker non-votes or proxies marked "ABSTAIN." While the advisory vote with respect to our executive compensation is required by law, it will neither be binding on Oritani Financial Corp. nor the Board of Directors, nor will it create or imply any change in the fiduciary duties of, or impose any additional fiduciary duty on Oritani Financial Corp. or the Board of Directors.

Your Board of Directors Recommends A Vote in Favor of The Proposals	Your Board of Directors unanimously recommends that stockholders vote **"FOR"** the election of each nominee listed in this Proxy Statement, and "**FOR**" the advisory, non-binding resolution with respect to the executive compensation described in this Proxy Statement.
Oritani Financial Corp.	Oritani Financial Corp. is a Delaware corporation that was incorporated in March 2010 to be the successor to Oritani Financial Corp., a federal corporation. Oritani Financial Corp. owns 100% of the outstanding shares of common stock of Oritani Bank. Oritani Financial Corp. primarily engages in the business of holding the common stock of Oritani Bank. Oritani Bank is an FDIC-insured, New Jersey-chartered savings bank headquartered in the Township of Washington, New Jersey, with 26 branch offices located in the New Jersey Counties of Bergen, Hudson, Essex and Passaic and 2 lending offices located in New York City, New York and Cherry Hill, New Jersey. At June 30, 2016, Oritani Bank's assets totaled $3.67 billion and deposits totaled $2.26 billion. Our principal executive offices are located at 370 Pascack Road, Township of Washington, New Jersey 07676, and our telephone number is (201) 664-5400.

Who Can Vote

The Board of Directors has fixed October 10, 2016 as the record date for determining the stockholders entitled to receive notice of and to vote at the Annual Meeting. Accordingly, only holders of record of shares of Oritani Financial Corp. common stock, par value $0.01 per share, at the close of business on such date will be entitled to vote at the Annual Meeting. On October 10, 2016, a total of 45,188,139 shares of Oritani Financial Corp. common stock were outstanding and held by approximately 1,902 holders of record. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Oritani Financial Corp. common stock is necessary to constitute a quorum at the Annual Meeting.

How Many Votes You Have

Each holder of shares of Oritani Financial Corp. common stock outstanding on October 10, 2016 will be entitled to one vote for each share held of record. However, Oritani Financial Corp.'s certificate of incorporation provides that stockholders of record who beneficially own in excess of 10% of the then-outstanding shares of common stock of Oritani Financial Corp. are not entitled to any vote with respect to the shares held in excess of that 10% limit. A person or entity is deemed to beneficially own shares that are owned by an affiliate, as well as by any person acting in concert with such person or entity.

Matters to Be Considered

The purpose of the Annual Meeting is to vote on the election of three directors and to approve an advisory, non-binding resolution with respect to the executive compensation described in the Proxy Statement.

You may be asked to vote upon other matters that may properly be submitted to a vote at the Annual Meeting. You also may be asked to vote on a proposal to adjourn or postpone the Annual Meeting. Oritani Financial Corp. could use any adjournment or postponement for the purpose, among others, of allowing additional time to solicit proxies.

How to Vote

You may vote your shares by completing and signing the enclosed Proxy Card and returning it in the enclosed postage-paid envelope or by attending the Annual Meeting and voting in person. Alternatively, you may choose to vote your shares using the Internet or telephone voting options explained on your Proxy Card. You should complete and return the Proxy Card accompanying this document, or vote using the Internet or telephone voting options, in order to ensure that your vote is counted at the Annual Meeting, or at any adjournment or postponement of the Annual Meeting, regardless of whether you plan to attend. **If you return an executed Proxy Card without marking your instructions, your executed Proxy Card will be voted "FOR" the election of the three director nominees named in this Proxy Statement and "FOR" the advisory non-binding proposal with respect to the executive compensation as described in this Proxy Statement.**

If you are a stockholder whose shares are not registered in your own name, you will need appropriate documentation from the stockholder of record to vote in person at the Annual Meeting. If you want to vote your shares of Oritani Financial Corp. common stock that are held in street name in person at the Annual Meeting, you will need a written proxy in your name from the broker, bank or other nominee who holds your shares.

The Board of Directors is currently unaware of any other matters that may be presented for consideration at the Annual Meeting. If other matters properly come before the Annual Meeting, or at any adjournment or postponement of the Annual Meeting, shares represented by properly submitted proxies will be voted, or not voted, by the persons named as proxies on the Proxy Card in their best judgment.

Participants in Oritani Financial Corp. Benefit Plans

If you are a participant in the Oritani Bank Employee Stock Ownership Plan or another benefit plan through which you own shares of Oritani Financial Corp. common stock, you will have received with this Proxy Statement voting instruction forms with respect to shares you may vote under the plans. Although the trustee or administrator votes all shares held by the plan, each participant may direct the trustee or administrator how to vote the shares of Oritani Financial Corp. common stock allocated to his or her plan account. If you own shares through any of these plans and do not vote, the respective plan trustees or administrators will vote the shares in accordance with the terms of the respective plans.

Quorum and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Oritani Financial Corp. common stock is necessary to constitute a quorum at the Annual Meeting. Abstentions and broker non-votes will be counted solely for the purpose of determining whether a quorum is present. A proxy submitted by a broker that is not voted is sometimes referred to as a broker non-vote.

Directors are elected by a plurality of votes cast, without regard to either broker non-votes or proxies as to which authority to vote for the nominees being proposed is "WITHHELD." However, any nominee for director in an uncontested election who receives a greater number of votes "WITHHELD" from his or her election than votes "FOR" such election shall tender his or her resignation for consideration by the Nominating, Corporate Governance and Compliance Committee of the Company. The Committee shall recommend to the Board the action to be taken with respect to the resignation. Any Director who tenders his or her resignation pursuant to this provision shall not participate in the Committee's or the Board's deliberations as to whether to accept the resignation. Should this situation occur, the Board would publicly disclose its decision within 90 days of the certification of the election results.

As to the advisory, non-binding resolution with respect to our executive compensation as described in this Proxy Statement, a stockholder may: (i) vote "FOR" the resolution; (ii) vote "AGAINST" the resolution; or (iii) "ABSTAIN" from voting on the resolution. The affirmative vote of a majority of the votes cast at the Annual Meeting, without regard to either broker non-votes, or proxies marked "ABSTAIN", is required for the approval of this non-binding resolution. While this vote is required by law, it will neither be binding on Oritani Financial Corp. or the Board of Directors, nor will it create or imply any change in the fiduciary duties of, or impose any additional fiduciary duty on, Oritani Financial Corp. or the Board of Directors.

Revocability of Proxies

You may revoke your proxy at any time before the vote is taken at the Annual Meeting. You may revoke your proxy by:

· submitting written notice of revocation to the Corporate Secretary of Oritani Financial Corp. prior to the voting of such proxy;

· submitting a properly executed proxy, either online, by telephone or by mail, bearing a later date;

· voting in person at the Annual Meeting; however, simply attending the Annual Meeting without voting will not revoke an earlier proxy.

Written notices of revocation and other communications regarding the revocation of your proxy should be addressed to:


Oritani Financial Corp.
370 Pascack Road
Township of Washington, New Jersey 07676
Attention: Philip M. Wyks, Corporate Secretary


If your shares are held in street name, your broker votes your shares and you should follow your broker's instructions regarding the revocation of proxies.

Solicitation of Proxies

Oritani Financial Corp. will bear the entire cost of soliciting proxies from you. In addition to the solicitation of proxies by mail, Oritani Financial Corp. will request that banks, brokers and other holders of record send proxies and proxy material to the beneficial owners of Oritani Financial Corp. common stock and secure their voting instructions. Oritani Financial Corp. will reimburse such holders of record for their reasonable expenses in taking those actions. If necessary, Oritani Financial Corp. may also use several of its regular employees, who will not be specially compensated, to solicit proxies from stockholders, personally or by telephone, facsimile or letter.

Recommendation of the Board of Directors

Your Board of Directors unanimously recommends that you vote "**FOR**" each of the proposals listed in this Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management

Persons and groups who beneficially own in excess of 5% of the issued and outstanding shares of the Company's common stock are required to file certain reports with the Securities and Exchange Commission (the "SEC"). The following table sets forth certain information regarding persons who beneficially owned more than five percent of the Company's issued and outstanding shares of common stock using the ownership totals per their SEC filings, as well as the Company's 45,188,139 shares outstanding as of October 10, 2016.

Name and Address of Beneficial Owners	Number of Shares Owned and nature of Beneficial Ownership	Percent of Shares of Common Stock Outstanding
Oritani Bank Employee Stock Ownership Plan (1) 370 Pascack Road Township of Washington, New Jersey 07676	4,085,274	9.2%
BlackRock Inc. (2) 55 East 52nd Street New York, NY 10055	3,976,259	9.0%

1 Based on information contained in a Schedule 13G/A filed with the Securities and Exchange Commission on January 15, 2016.
2 Based on information contained in a Schedule 13G/A filed with the Securities and Exchange Commission on January 27, 2016.

Management

The following table sets forth information about the shares of Oritani Financial Corp. common stock owned by each nominee for election as director, each incumbent director, each named executive officer identified in the summary compensation table included elsewhere in this Proxy Statement, and all directors and executive officers as a group, as of October 10, 2016.

	Position(s) held with Oritani Financial Corp. and/or Oritani Bank (3)	Shares Owned Directly (1)	Shares Owned Indirectly (2)	Options Exercisable within 60 days	Beneficial Ownership	Percent of Class
DIRECTORS						
Nicholas Antonaccio	Director	101,492	-	428,834	530,326	1.17%
Michael A. DeBernardi	Director, Executive Vice President and Chief Operating Officer	324,344	32,703	421,528	778,575	1.72%
James J. Doyle, Jr.	Director	240,000	-	200,000	440,000	*
Robert S. Hekemian, Jr.	Director	235,492	68,223	406,334	710,049	1.57%
Harvey R. Hirschfeld	Director	13,200	900	16,800	30,900	*
Kevin J. Lynch	Chairman, President and Chief Executive Officer	713,769	68,949	1,426,220	2,208,937	4.89%
John J. Skelly, Jr.	Director	371,817	50,000	346,334	768,151	1.70%
NAMED EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS						
John M. Fields, Jr.	Executive Vice President and Chief Financial Officer	292,714	76,084	471,991	840,789	1.86%
Thomas G. Guinan	Executive Vice President and Chief Lending Officer	103,872	51,157	204,368	359,397	*
Philip M. Wyks	Senior Vice President and Corporate Secretary	16,698	74,959	52,000	143,657	*
All directors and named executive officers as a group (10 persons)		2,433,343	461,304	4,006,409	6,901,056	15.27%

(1) Each person effectively exercises sole, or shared with spouse, voting power as to the shares reported. For Mr. Hirschfeld, total includes shares awarded under the 2011 Equity Incentive Plan, 60% of which have not yet vested.

(2) Includes shares held in the 401(k) plan and allocated shares in the employee stock ownership plan as well as shares held by immediate family members, in an individual retirement account, by companies in which the individual maintains a controlling interest or in a trust in which the individual is a trustee.

(3) While the amounts in the table above are as of October 10, 2016, the positions held at Oritani Financial Corp. and/or Oritani Bank, as well as the Director and Named Executive Officer designations, are as of June 30, 2016. Effective September 16, 2016, Mr. DeBernardi resigned as Director, Executive Vice President and Chief Operating Officer. Also as of that date, Mr. Fields was named a Director.

*   Less than 1.0%.

Section 16(a) Beneficial Ownership Reporting Compliance

Oritani Financial Corp. common stock is registered with the SEC pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"). The officers and directors of the Company and beneficial owners of greater than 10% of the Common Stock are required to file reports on Forms 3, 4 and 5 with the SEC disclosing beneficial ownership and changes in beneficial ownership of the Common Stock. SEC rules require disclosure in the Company's Proxy Statement or Annual Report on Form 10-K of the failure of an officer, director or 10% beneficial owner of the Common Stock to file a Form 3, 4, or 5 on a timely basis. Based on the Company's review of ownership reports, no officer or director failed to file ownership reports on a timely basis for the fiscal year ended June 30, 2016.

PROPOSAL I - ELECTION OF DIRECTORS

The Board of Directors currently consists of seven members and is divided into three classes, with one class of directors elected each year. Three directors will be elected at the Annual Meeting to serve for a three-year period and until their respective successors have been elected and shall qualify.

The Board has nominated Nicholas Antonaccio, Harvey R. Hirschfeld and Kevin J. Lynch for election as directors, each of whom has agreed to serve if so elected. Please refer to the sections entitled "—Directors and Executive Officers" and "Security Ownership of Certain Beneficial Owners and Management" for additional information regarding the nominees.

It is intended that the proxies solicited on behalf of the Board (other than proxies in which the vote is withheld as to the nominees) will be voted at the Annual Meeting "FOR" the election of the nominees. If the nominees are unable to serve, the shares represented by all such proxies will be voted for the election of such substitute as the Board may recommend. At this time, the Board knows of no reason why the nominees would be unable to serve if elected. Except as indicated herein, there are no arrangements or understandings between the nominees and any other person pursuant to which such nominees were selected.

The Board Recommends a Vote "<u>FOR</u>" Each of the Nominees listed in this Proxy Statement.

Directors and Executive Officers

Following is a summary of the relevant business experience for each of the Company's directors and executive officers. All directors have held their present positions for at least five years unless otherwise stated. Each director is also a director of Oritani Bank.

Nominees for Director

Nicholas Antonaccio, age 69, is President of CMA Enterprises LLC, a financial advisory firm founded by Mr. Antonaccio in 2000. Previously, Mr. Antonaccio was the chief financial officer at a variety of public and private companies, including serving for five years as Senior Vice President and Chief Financial Officer of Copelco Capital, Inc. Mr. Antonaccio has extensive financial and public company expertise, with responsibilities that have spanned all major areas of financial management, including financial operations and contract, tax, treasury, financial planning, credit, information technology, human resources and risk management.

Harvey R. Hirschfeld, age 68, is President and Director of Brooklyn, NY-based Plaintiff Funding Holding Inc. (d/b/a "LawCash"). Mr. Hirschfeld is a graduate of Farleigh Dickinson University and has more than 35 years experience in consumer and commercial lending as well as financial administration. Mr. Hirschfeld also serves as Chairman of the American Legal Finance Association. Mr. Hirschfeld previously served as Senior Vice President, Chief Operating Officer and a Director of HealthShield Capital Corporation and as Senior Vice President, Chief Operating Officer and Director of Franklin Credit Management Corporation, a publicly traded company specializing in real estate mortgage and portfolio acquisitions. Mr. Hirschfeld was appointed to the Company's Board of Directors on April 28, 2014.

Kevin J. Lynch, age 70, has been the President and Chief Executive Officer of Oritani Bank since 1993 and served as President and Chief Executive Officer of Oritani Financial Corp. since its creation in 1998. Mr. Lynch is a director of Pentegra Services Inc., a national provider of full-service retirement programs. Mr. Lynch is a former Chairman of the New Jersey League of Community and Savings Bankers and served as a member of its Board of Governors for several years, a former director of the FHLB-NY and served on its Executive, Compensation, and Housing Committees, and also served on the Board of Directors of Thrift Institutions Community Investment Corp. Mr. Lynch is a member of the Professional Development and Education Committee of the American Bankers Association. He is a member of the American Bar Association and a former member of the Board of Directors of Bergen County Habitat for Humanity.

Continuing Directors

Terms to Expire 2017

James J. Doyle, Jr., age 66, is retired. Previously, he served as the President and Chief Executive Officer of Chilton Memorial Hospital from 1991 until 2004, and also as a consultant to The Chilton Memorial Hospital's Foundation Board until 2008. Mr. Doyle has also served as Executive Vice President of Atlantic Health System from 1994 until 1998, and Executive Vice President of the Valley Health System from 1998 until 2002. Mr. Doyle has significant executive management experience, overseeing administrative, finance, marketing and human resources activities.

John J. Skelly, Jr., age 76, is the President and Chief Executive Officer of West Side Management, which owns and manages affordable and low-income housing developments located in New Jersey, New York and Maryland. Mr. Skelly also served as the Deputy Commissioner of Housing for the City of New York and was a founding Board Member for Habitat for Humanity of Greater Jersey City. Mr. Skelly has extensive experience with real estate development and finance.

Terms to Expire 2018

John M. Fields, Jr., age 53, has been employed by the Company since 1999 and currently serves as Executive Vice President and Chief Financial Officer. He is also responsible for information technology, investor relations, electronic banking and deposit operations, as well as investment and treasury functions. Prior to 1999, Mr. Fields was chief accounting officer and controller at a local publicly-traded financial institution. Mr. Fields is a certified public accountant and a member of the Board of Directors of the Bergen County Habitat for Humanity. In September, 2016, Mr. Fields was appointed to fill the remaining term of Michael DeBernardi, who resigned from the Board upon his retirement from full time employment.

Robert S. Hekemian, Jr., age 56, has been with the 78-year-old, family-owned Hekemian & Co., Inc. since 1982, becoming President and Chief Operating Officer in 2004. Hekemian & Co. and its affiliates own, manage and develop apartments, shopping centers and mixed-use projects primarily throughout New Jersey, Maryland, Virginia, New York and Pennsylvania. Mr. Hekemian has been involved in all aspects of real estate development and acquisitions throughout his career.

Executive Officers of the Bank Who Are Not Also Directors

Thomas Guinan, age 52, has been employed by the Company since 2003 and currently serves as Executive Vice President and Chief Lending Officer. Prior to that, Mr. Guinan served as a senior vice president of commercial lending at a local financial institution. Mr. Guinan is responsible for overseeing all aspects of the retail and commercial lending operations of Oritani Bank, including originations, portfolio growth and developing strategies to enhance the bank's market share and profitability.

Louis A. Manderino, age 61, has been employed by Oritani Bank since 2010. Effective September, 2016, Mr. Manderino serves as Executive Vice President, Chief Credit Officer and Chief Risk Officer. Prior to joining Oritani, Mr. Manderino served as Chief Credit Officer at a local financial institution.

Philip M. Wyks, age 62, has been employed by the Company since 1976 and currently serves as Senior Vice President and Secretary. Mr. Wyks is also responsible for facilities management. In addition, Mr. Wyks is a former director of Thrift Institutions Community Investment Corporation, a subsidiary of the New Jersey League of Community Bankers.

Kurt Breitenstein, age 48, began employment with the Company in October, 2016 as a Senior Vice President and Commercial Lending Officer. Mr. Breitenstein has over 25 years credit and lending experience.

Rosanne P. Buscemi, age 64, has been employed by Oritani Bank since 1978 and currently serves as Senior Vice President and Chief Compliance Officer. Ms. Buscemi also assists with training as well as oversight of new branch development and renovations.

Michele M. Calise, age 58, began employment with the Company in 2016.   She currently serves as Senior Vice President and Retail Banking Officer. Previously, Ms. Calise was Senior Vice President and Chief Retail Officer at a local institution. Ms. Calise has a long history in commercial banking where she over saw all sales and service activities for over 90 branches in NJ and NY.

Ann Marie Jetton, age 50, has been employed by Oritani Bank since 2000 and currently serves as Senior Vice President and Principal Accounting Officer. Prior to that, Ms. Jetton served as Controller at a local publicly-traded financial institution.

Anne Mooradian, age 55, has been employed by Oritani Bank since 1985 and currently serves as Senior Vice President and Human Resources Officer. Ms. Mooradian has also held branch retail positions at Oritani Bank.

Paul M. Cordero, age 61, has been employed by Oritani Bank since 1980 and currently serves as Vice President and is responsible for loan servicing.

Paul C. Skinner, age 54, began employment with the Company in 2008 as Vice President and Chief Information Officer. Prior to that, Mr. Skinner served as Senior Vice President of information technology and operations at a local financial institution. Mr. Skinner is responsible for information technology, deposit operations, electronic banking and also serves as the Company's privacy officer.

Corporate Governance, Code of Ethics and Business Conduct

Oritani Financial Corp. is committed to maintaining sound corporate governance principles and the highest standards of ethical conduct and is in compliance with applicable corporate governance laws and regulations.

The Board has adopted the following codes and guidelines:

Code of ethics for the executive officers (including the principal executive officer, principal financial officer and principal accounting officer) and directors,

· Code of ethics for all employees,

· Corporate governance guidelines for directors,

· Stock ownership guidelines,

· Anti hedging policy,

· Equity retention policy, and

· Insider trading policy.

These codes and guidelines are designed to deter wrongdoing and to promote honest and ethical conduct, the avoidance of conflicts of interest, full and accurate disclosure and compliance with all applicable laws, rules and regulations. These documents are available through links under the Investor relations tab on the Company's website at www.oritani.com. Amendments to and waivers from the code of ethics and corporate governance guidelines for directors and executive officers are disclosed on the Company's website.

Director Independence

The Board has determined that, except as to Mr. Lynch and Mr. Fields, each member of the Board is an "independent director" within the meaning of the Nasdaq corporate governance listing standards and the Company's corporate governance policies. Mr. Lynch and Mr. Fields are not considered independent as each is an executive officer of the Company.

In addition, the Board of Directors has appointed Mr. Antonaccio as Lead Director. In this capacity, Mr. Antonaccio chairs the meetings of the independent directors and other meetings of the Board when the Chairman is excused or absent. Mr. Antonaccio also acts as liaison between the Chairman and the independent directors.

During fiscal year 2016, Directors John J. Skelly, Jr., James J. Doyle, Jr. and John M. Fields, Jr. had residential mortgage loans with Oritani Bank. Additionally, Oritani Bank had loans outstanding to entities in which Directors Hekemian and Skelly had some form of ownership interests. As of June 30, 2016, such loans pertaining to Mr. Hekemian totaled $18.9 million and such loans pertaining to Mr. Skelly totaled $13.2 million. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public.

Mr. Lynch has served as our Chairman of the Board since 1998 and Chief Executive Officer since 1993. Based on its most recent review of the Board leadership structure, the Board has determined that this leadership structure is optimal for the Company because it provides the Company with strong and consistent leadership. Given the current regulatory and market environment, the Board believes that having one leader serving as both the Chairman and Chief Executive Officer provides decisive and effective leadership, and ensures effective communication between management and the Board. In addition, this leadership structure allows Mr. Lynch to more effectively execute the Company's strategic initiatives and business plans. The independent directors, led by its Lead Director, will continue to periodically review the Board's leadership structure to ensure that it is most appropriate for the Company.

Board Meetings and Committees

The Boards of Directors of Oritani Financial Corp. and/or Oritani Bank met thirteen times during the fiscal year ended June 30, 2016. All directors attended all Board and Committee meetings during fiscal 2016, including Board and committee meetings of Oritani Bank. Executive sessions of the independent directors are regularly scheduled. Each of the Company's directors attended the Company's 2015 Annual Meeting of Stockholders.

The Company and Oritani Bank have five standing Board committees. These committees are the Compensation and Human Resources Committee; the Nominating, Corporate Governance and Compliance Committee; the Audit Committee; the Risk Committee and the Loan Committee. The charters for each of these committees are available through links under the Investor relations tab on the Company's website at www.oritani.com.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee, consisting of Messrs. Skelly, Jr. (Chair), Antonaccio, Doyle and Hirschfeld, is responsible for human resources policies, salaries and benefits, incentive compensation, executive development and management succession planning. Each member of the Compensation and Human Resources Committee is independent in accordance with the listing standards of the Nasdaq Stock Market. The Compensation and Human Resources Committee met four times during fiscal 2016. No member of the Compensation and Human Resources Committee receives any compensation, directly or indirectly, from the Company, other than for serving on the Board of Directors of the Company. Such compensation received by Compensation and Human Resources Committee members from the Company is described below in this proxy statement.

The role of the Compensation and Human Resources Committee is to review annually the compensation levels of the executive officers and directors and to recommend compensation changes to the Board of Directors. The Compensation and Human Resources Committee also administers and has discretionary authority over the issuance of equity awards under the Company's equity plans. Our executive officers are generally not engaged directly with the Compensation and Human Resources Committee in setting the amount or form of executive officer or director compensation. However, as part of the annual performance review for our executive officers other than the Chief Executive Officer, the Compensation and Human Resources Committee considers the Chief Executive Officer's recommendations with respect to designing our compensation program. In addition, the Compensation and Human Resources Committee may delegate to management certain of its duties and responsibilities, including the adoption, amendment, modification or termination of benefit plans. Please see "Compensation Discussion and Analysis-Role of the Compensation and Human Resources Committee" for further details regarding the role of the Compensation and Human Resources Committee in designing our compensation program.

In addition, the Compensation and Human Resources Committee has sole authority and responsibility to approve the engagement of any compensation consultant it uses and the fees for those services. For the 2016 fiscal year, the Compensation and Human Resources Committee engaged GK Partners to provide advice or recommendations on the amount or form of executive and director compensation. GK Partners does not provide any other services to the Company or Oritani Bank.

The Compensation and Human Resources Committee considered the independence of GK Partners in light of the SEC rules and Nasdaq listing standards. The Compensation and Human Resources Committee considered the following factors in connection with the engagement of GK Partners: (1) other services provided by GK Partners to the Company or Oritani Bank; (2) fees paid as a percentage of GK Partners' total revenue; (3) policies or procedures maintained by GK Partners designed to prevent a conflict of interest; (4) any business or personal relationships between GK Partners and the Compensation and Human Resources Committee; (5) any Company common stock owned by GK Partners; and (6) any business or personal relationships between our executive officers and GK Partners. The Compensation and Human Resources Committee discussed these considerations and concluded that the work performed by GK Partners involved in the engagement did not raise any conflict of interest.

Nominating, Corporate Governance and Compliance Committee

The Nominating, Corporate Governance and Compliance Committee, consisting of Messrs. Doyle, Jr. (Chair), Antonaccio, Hirschfeld and Skelly, is responsible for identifying individuals qualified to become board members and recommending a group of nominees for election as directors at each annual meeting of stockholders, ensuring that the board and its committees have the benefit of qualified and experienced independent directors, determining the size and composition of the Board of Directors and its committees and monitoring a process to assess Board effectiveness and in developing and implementing the Company's corporate governance guidelines. The Committee is also responsible for monitoring of compliance and CRA related matters. Each member of the Nominating, Corporate Governance and Compliance Committee is independent in accordance with the listing standards of the Nasdaq Stock Market. The Nominating, Corporate Governance and Compliance Committee met eleven times during fiscal 2016.

Board Nominations

The Nominating, Corporate Governance and Compliance Committee identifies nominees by evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company's business and who are willing to continue in service are first considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective. If any member of the Board does not wish to continue in service, or if the Nominating, Corporate Governance and Compliance Committee or the Board decides not to re-nominate a member for re-election, or if the size of the Board is increased, the Nominating, Corporate Governance and Compliance Committee would solicit suggestions for director candidates from all Board members and may consider candidates submitted by stockholders. In addition, the Nominating, Corporate Governance and Compliance Committee is authorized by its charter to engage a third party to assist in the identification of director nominees. The Nominating, Corporate Governance and Compliance Committee would seek to identify a candidate who at a minimum satisfies the following criteria:

- has the highest personal and professional ethics and integrity and whose values are compatible with those of the Company;

- has experiences and achievements that have given him/her the ability to exercise and develop good business judgment;

- is willing to devote the necessary time to the work of the Board and its committees, which includes being available for Board and committee meetings;

- is familiar with the communities in which the Company operates and/or is actively engaged in community activities;

- is involved in other activities or interests that do not create a conflict with his/her responsibilities to the Company and its stockholders; and

- has the capacity and desire to represent the balanced, best interests of the stockholders of the Company as a group, and not primarily a special interest group or constituency.

The Nominating, Corporate Governance and Compliance Committee will also take into account whether a candidate satisfies the criteria for "independence" in accordance with the listing standards of the Nasdaq Stock Market, and, if a candidate with financial and accounting expertise is sought for service on the Audit Committee, whether the individual qualifies as an "audit committee financial expert." The Nominating, Corporate Governance and Compliance Committee does not maintain a specific diversity policy, but the diversity of the Board is considered in the review of the candidates. Diversity includes not only gender and ethnicity, but various perspectives that come from having differing view points, geographic and cultural backgrounds, and life experiences.

Procedures for the Consideration of Board Candidates Submitted by Stockholders

The Nominating, Corporate Governance and Compliance Committee has adopted procedures for the consideration of Board candidates submitted by stockholders. Stockholders can submit the names of candidates for director by writing to the Chair of the Nominating, Corporate Governance and Compliance Committee, at Oritani Financial Corp., 370 Pascack Road, Township of Washington, New Jersey 07676. The submission must include the following information:

- a statement that the writer is a stockholder and is proposing a candidate for consideration by the Nominating, Corporate Governance and Compliance Committee;

- the qualifications of the candidate and why this candidate is being proposed;

- the name and address of the nominating stockholder as he/she appears on the Company's books, and number of shares of the Company's common stock that are owned beneficially by such stockholder (if the stockholder is not a holder of record, appropriate evidence of the stockholder's ownership will be required);

- the name, address and contact information for the nominated candidate, and the number of shares of common stock of the Company that are owned by the candidate (if the candidate is not a holder of record, appropriate evidence of the stockholder's ownership should be provided);

- a statement of the candidate's business and educational experience;

- such other information regarding the candidate as would be required to be included in the proxy statement pursuant to SEC Regulation 14A;

- a statement detailing any relationship between the candidate and the Company and between the candidate and any customer, supplier or competitor of the Company;

· detailed information about any relationship or understanding between the proposing stockholder and the candidate; and

· a statement that the candidate is willing to be considered and willing to serve as a director if nominated and elected.

A nomination submitted by a stockholder for presentation by the stockholder at an annual meeting of stockholders must also comply with the procedural and informational requirements described in "Advance Notice of Business to Be Conducted at an Annual Meeting."

Stockholder Communications with the Board

A stockholder of the Company who wants to communicate with the Board or with any individual director can write to the Chair of the Nominating, Corporate Governance and Compliance Committee at Oritani Financial Corp., 370 Pascack Road, Township of Washington, New Jersey 07676. The letter should indicate that the author is a stockholder and if shares are not held of record, should include appropriate evidence of stock ownership. Depending on the subject matter, the Chair will:

· forward the communication to the director(s) to whom it is addressed;

· handle the inquiry directly, for example where it is a request for information about the Company or it is a stock-related matter; or

· not forward the communication if it is primarily commercial in nature, relates to an improper or irrelevant topic, or is unduly hostile, threatening, illegal or otherwise inappropriate.

At each Board meeting, the Chair of the Nominating, Corporate Governance and Compliance Committee will present a summary of all communications received since the last meeting and make those communications available to the directors upon request.

Audit Committee

The Audit Committee, consisting of Messrs. Antonaccio (Chair), Doyle, Hirschfeld and Skelly, is responsible for providing oversight relating to our financial statements and financial reporting process, systems of internal accounting and financial controls, internal audit function, annual independent audit and the compliance and ethics programs established by management and the board. Each member of the Audit Committee is independent in accordance with the listing standards of the Nasdaq Stock Market and under Securities and Exchange Commission Rule 10A-3. The Board of Directors believes that Mr. Antonaccio qualifies as an "audit committee financial expert" as that term is defined in the rules and regulations of the Securities and Exchange Commission. The Audit Committee met thirteen times in fiscal 2016.

The duties and responsibilities of the Audit Committee include, among other things:

· sole authority for retaining, evaluating and removing the Company's independent registered public accounting firm to audit the annual financial statements;

· in consultation with the independent registered public accounting firm and the internal auditor, reviewing the integrity of Oritani Financial Corp.'s financial reporting processes, both internal and external;

· reviewing the financial statements and the audit report with management and the independent registered public accounting firm;

· reviewing earnings and financial releases and quarterly and annual reports filed with any governmental body; and

· review and pre-approve engagements for audit and non-audit services by the independent registered public accounting firm.

The Audit Committee reports to the Board of Directors on its activities and findings.

Audit Committee Report

Pursuant to rules and regulations of the Securities and Exchange Commission, this Audit Committee Report shall not be deemed incorporated by reference to any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Oritani Financial Corp. specifically incorporates this information by reference, and otherwise shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission subject to Regulation 14A or 14C of the Securities and Exchange Commission or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended.

Management has the primary responsibility for the Company's internal controls and financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board and issuing an opinion thereon, and for providing an attestation report on management's assessment of internal control over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes. As part of its ongoing activities, the Audit Committee has:

· reviewed and discussed with management and the independent registered public accounting firm the Company's audited consolidated financial statements for the fiscal year ended June 30, 2016; and

· reviewed and discussed with the independent registered public accounting firm the matters required to be discussed by Auditing Standard No. 16, *Communications with Audit Committees*, as adopted by the PCAOB; and

· received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the audit committee concerning independence, and discussed with the independent registered public accounting firm its independence from the Company.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2016 and be filed with the SEC.

The Audit Committee
Nicholas Antonaccio (Chair)   James J. Doyle, Jr.
Harvey R. Hirschfeld   John J. Skelly, Jr.

Transactions with Certain Related Persons

Federal law and regulation generally require that all loans or extensions of credit to executive officers and directors must be made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Oritani Bank or the Company and must not involve more than the normal risk of collectability or present other unfavorable features. However, applicable regulations permit executive officers and directors to receive the same terms through loan programs that are widely available to other employees, as long as the director or executive officer is not given preferential treatment compared to the other participating employees. Oritani Bank offers a loan program to all full time employees and directors that allows for a 25 basis point discount on the rate of a first mortgage loan on the individual's primary residence that remains in effect as long as the employee maintains employment with Oritani Bank or the director maintains service to the Company, and the loan pays as agreed.

Section 402 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") generally prohibits an issuer from: (1) extending or maintaining credit; (2) arranging for the extension of credit; or (3) renewing an extension of credit in the form of a personal loan for an officer or director. There are several exceptions to this general prohibition, one of which is applicable to Oritani Bank. The provisions of this section of Sarbanes-Oxley do not apply to loans made by a depository institution that is insured by the FDIC and is subject to the insider lending restrictions of the Federal Reserve Act. All loans to the Company's directors and officers are made in conformity with the Federal Reserve Act and Regulation O.

The aggregate amount of our loans to our executive officers and directors, and their related entities, was $32.8 million at June 30, 2016. These loans were performing according to their original terms at June 30, 2016. See "Director Independence" for additional information regarding loans to our executive officers and directors, and their related entities.

Executive Compensation

Compensation and Human Resources Committee Interlocks and Insider Participation

Our Compensation and Human Resources Committee determined the salaries paid to the Chief Executive Officer and those executive officers who report directly to the Chief Executive Officer. None of the members of the Compensation and Human Resources Committee was an officer or employee of Oritani Financial Corp. or Oritani Bank during the fiscal year ended June 30, 2016, or is a former officer of Oritani Financial Corp. or Oritani Bank.

During the fiscal year ended June 30, 2016: (i) no executive of Oritani Financial Corp. served as a member of the Compensation and Human Resources Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on the Compensation and Human Resources Committee of Oritani Financial Corp.; (ii) no executive officer of Oritani Financial Corp. served as a director of another entity, one of whose executive officers served on the Compensation and Human Resources Committee of Oritani Financial Corp.; and (iii) no executive officer of Oritani Financial Corp. served as a member of the Compensation and Human Resources Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of Oritani Financial Corp.

Compensation and Human Resources Committee Report

Pursuant to rules and regulations of the Securities and Exchange Commission, this Compensation and Human Resources Committee Report shall not be deemed incorporated by reference to any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Oritani Financial Corp. specifically incorporates this information by reference, and otherwise shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission subject to Regulation 14A or 14C of the Securities and Exchange Commission or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended.

The Compensation and Human Resources Committee of the Company has reviewed and discussed the Section entitled "Compensation Discussion and Analysis," as required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation and Human Resources Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Compensation and Human Resources Committee
John J. Skelly, Jr (Chair)   Nicholas Antonaccio
James J. Doyle   Harvey R. Hirschfeld

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The goal of the Executive Compensation Program is to enable the Company to attract, develop, and retain strong executive officers capable of maximizing the Company's performance for the benefit of its stockholders. The Company's compensation philosophy is to provide competitive compensation opportunities that are aligned with its financial performance and the generation of value for stockholders through stock-price appreciation. The Company's focus is on retaining and motivating key executives, maintaining profitability, asset quality and loan growth, while controlling expenses.

This discussion is focused specifically on the compensation of our named executive officers, each of whom is named in the Summary Compensation Table which appears later in this section.

Roles of the Compensation and Human Resources Committee and Executive Officers

The Compensation and Human Resources Committee (the "Committee") assists the Board of Directors in discharging its responsibilities regarding the Company's compensation and benefit plans and practices. Authority granted to the Committee is established in its charter, which is available through links under the Investor Relations tab on the Company's website at www.oritani.com. The Committee met 4 times in fiscal 2016. One of the responsibilities of the Committee is to provide, on an annual basis, final approval of the significant components of the total compensation of the named executive officers ("NEOs"). In making these determinations, the Committee considered the NEO's level of job responsibility, the compensation paid by peers for similar levels of responsibility, industry survey data regarding executive compensation, the financial condition and performance of the Company, and an assessment of the NEO's individual performance. The Committee also strongly considered the recommendations of the Chief Executive Officer regarding the other NEOs. Input from the Chief Executive Officer was critical in ensuring that the Committee had the information needed to make informed compensation decisions. The Chief Executive Officer participates in compensation-related activities purely in an informational and advisory capacity and he presents the other named executive officers' performance summaries and recommendations relating to their compensation to the Committee for its review and approval. The Chief Executive Officer does not provide any input or attend portion of meetings related to the evaluation of his performance and the determination of his compensation.

The Committee discussed all of their key decisions, and the rationale for such, with Mr. Hekemian, the only independent Board member who was not a member of the Committee. Mr. Hekemian attended all Committee meetings as a guest, and concurred with all their decisions. As all independent Board members were either a Committee member or fully versed in Committee proceedings, there was no need for a formal discussion of the Committee findings and recommendations with the full Board of Directors.

Use of Outside Advisors and Survey Data. For the 2016 fiscal year, as in prior years, the Committee used industry survey data from an independent source and also engaged an independent compensation consulting firm to assist it in performing its duties. The independent source of industry survey data utilized by the Committee was the Crowe Horwath 2015 Financial Institutions Compensation and Benefits Survey – New Jersey Survey Report. This report provides timely and reliable information on wages, salaries, employee benefits, and compensation practices and trends for financial institutions in our market area.   The Committee engaged a compensation consulting firm, GK Partners, to assist in their review of NEO compensation. GK Partners is an independent, executive compensation consulting firm with experience in, and knowledge of, the financial services industry. GK Partners had previously been engaged by the Committee. GK Partners produced a compensation analysis that was used for the 2015 fiscal year and is dated November 18, 2014 (the "GK Partners 2015 Report"). The peers selected for the GK Partners 2015 Report for purposes of compiling peer data were publicly traded financial institutions that were considered reasonable competitors based on size, profitability, market capitalization, lines of business and regional location and considered appropriate peers as of the date of the report. The specific peer group consisted of:

· Brookline Bancorp, Inc.; Customers Bancorp, Inc.; Dime Community Bancshares; Eagle Bancorp, Inc.; Flushing Financial Corp.; First of Long Island Corp.; Hudson Valley Holding Corp.; Investors Bancorp, Inc.; Lakeland Bancorp, Inc.; NBT Bancorp Inc.; Northfield Bancorp, Inc.; OceanFirst Financial Corp.; Sterling Bancorp, Inc.; Tompkins Financial Corp.; Trustco Bank Corp. NY and WSFS Financial Corp.

The GK Partners 2015 Report was also used by the Committee as a guide when determining appropriate salary adjustments in fiscal 2016. The Company typically reviews salary levels in November of each year. GK Partners was engaged to produce an updated compensation analysis in June 2016 (the "GK Partners 2016 Report"). This report was used to assess and confirm the salary adjustments for the NEOs made in November, 2015. Based on the Committee's review of this report, the base salaries of the NEOs were considered reasonable. The Committee will also use this report in the determination of appropriate salary adjustments for the NEOs in November, 2016. The methodology used by GK Partners in the preparation of the GK Partners 2016 Report was similar to those of prior periods. The same criteria were utilized in the determination of appropriate peers. The specific peer group utilized for the GK Partners 2016 Report consisted of:

· Beneficial Bancorp, Inc.; Bridge Bancorp, Inc.; Brookline Bancorp, Inc.; Dime Community Bancshares; Flushing Financial Corp.; First of Long Island Corp.; Kearny Financial Corp.; Lakeland Bancorp, Inc.; Meridian Bancorp, Inc.; Northfield Bancorp, Inc.; OceanFirst Financial Corp.; Tompkins Financial Corp.; Trustco Bank Corp. NY; United Financial Bancorp, Inc. and WSFS Financial Corp.

The Committee communicated directly with, and received certain reports directly from, GK Partners. In addition to the raw peer data, the Committee also considered the relative business models, loan growth, asset quality, and profitability of the banks and thrifts in the peer groups. The GK Partners 2015 and 2016 Reports both included a peer median and average salary for each of the NEOs based on their title and responsibilities. The Committee considered the NEO's current base salary and historical annual cash incentive, and compared these amounts to the median and average compensation detailed in the GK Partners Reports relative to the NEO's title and responsibilities. The peer median and average compensation were strongly considered by the Committee when contemplating the NEOs' salary (described in the procedures below). The Committee decided, in consultation with GK Partners, that the acceptable range for base salary increases for the NEOs was from 0 to 10%. This range was also used in the prior year. The acceptable range of target bonus opportunity for annual cash incentives was from 0 to 100% of the NEO's current base salary (which was the same as the previous year). The Committee believes it is important to have a significant portion of a NEO's cash compensation linked to the performance of the Company. This practice is consistent with prior fiscal years and the Committee considers the prior performance of the Company to have been very successful. This approach in general was recognized, and considered appropriate and reasonable, by GK Partners. Given these restrictions, and considering the information provided in the GK Partners Reports, the Committee determined a preliminary range of base salary and annual cash incentive for each of the NEOs. A final amount for each NEO was determined using the procedures described in the paragraphs below.

Elements of the Compensation Package

The Company's 2016 fiscal year compensation program for NEOs consisted of base salary, annual cash incentives, the partial vesting of previously awarded equity incentive awards (such as stock options and restricted stock awards) based on the NEOs continued service in accordance with the terms of the awards, a comprehensive benefits package and perquisites.

In designing our executive compensation program, the Committee seeks to create what it believes is the best mix of base salary, annual cash incentives and equity compensation in delivering the NEOs' total compensation. The executive compensation program is also designed to encourage and reward executives for achieving and maintaining high levels of performance.

The Committee concluded that the NEOs' compensation was consistent with market practices and competitive, and aligned with the performance of the Company and Oritani Bank. Additionally, since 71.7% of our voting stockholders approved our 2015 fiscal year executive compensation program as described in our Definitive Proxy Statement for the Annual Meeting of Stockholders filed with the SEC on October 13, 2015, we designed our executive compensation program for the 2016 fiscal year to be materially consistent with our prior year. While this approval level represented a strong majority, it was lower than prior years. As a result, the Committee requested the GK Partners 2016 Report discussed above in "Use of Outside Advisors and Survey Data." In addition, the Committee requested GK Partners ongoing involvement in the review of the Annual Cash Incentives program and specifically requested review of the appropriateness of the achievement level for each goal.

Base Salary. Executive base salary levels are generally reviewed on an annual basis and adjusted as appropriate. The Company desires to compensate executives fairly. During the 2016 fiscal year, the Committee considered prevailing market conditions and approved certain salary adjustments as indicated below. The Committee also considered the overall performance of the individual, the accomplishment of individual's goals, the individual's contribution toward the achievement of Company goals as well as the responsibilities of the individual versus the perceived responsibilities of the peers in the GK Partners Reports, based on titles and management functions, in making their determinations. The Committee relied on the data contained in the GK Partners Reports, as well as the data from independent survey, in formulating its opinion of prevailing market conditions. The following table sets forth the base salary increases for the NEOs approved by the Committee during fiscal year 2016.

Base Salary History at June 30, 2016

	Starting Base Salary	Increase Date	Increase	Percent Increase	Ending Base Salary	Peer Data per GK Partners Reports			
						2015 Report		2016 Report	
						Average	Median	Average	Median
Kevin Lynch	$ 700,000	11/02/15	$ 38,500	5.50%	$ 738,500	$ 650,700	$ 620,000	$ 653,800	$ 639,300
Michael DeBernardi	326,500	11/02/15	9,795	3.00%	336,295	401,200	399,900	416,800	382,600
John Fields	309,000	11/02/15	9,270	3.00%	318,270	321,900	303,500	303,900	301,700
Thomas Guinan	309,000	11/02/15	9,270	3.00%	318,270	301,900	276,000	300,500	285,800
Philip Wyks	190,890	11/02/15	9,545	5.00%	200,435	274,400	276,900	275,300	265,700

The Committee considered the base salaries of the NEOs at the beginning of the period to be within a reasonable range based on their perception of existing market conditions. In general, the Committee was pleased with the continued progress management made in fiscal year 2016, particularly regarding return on assets, maintenance of efficiency ratio, quality loan growth in a difficult environment, further improvements in loan quality, deposit growth, balance sheet restructures, joint ventures dispositions, improvements regarding the monitoring of the commercial real estate loan portfolio and achievement of other strategic objectives. The Committee felt that adjustments to the base salaries of certain NEOs should be made in recognition of these results.

The largest increase was awarded to Mr. Lynch, given his contributions to our corporate achievements. While the 5.50% increase awarded to Mr. Lynch continued to compensate him above the peer average and median, the Committee felt this compensation was warranted given the financial performance of the Company and the long-term, stable leadership he has provided, as well as the positive relationship maintained by the Company with banking regulators. The Committee remained pleased with the performances of Messrs. DeBernardi, Fields and Guinan over the year. A cost of living adjustment, consistent with the level awarded to the base employee population, was given with respect to their base salaries. A 5.0% increase in base salary was awarded to Mr. Wyks. The Committee felt that an adjustment to Mr. Wyks' base salary was appropriate at this time as they felt his current salary was not considered reasonable when measured versus the peer average and median, as described in the table above.

The Committee considered the base salaries of all of the NEOs as of June 30, 2016 to be appropriate and reasonable considering their responsibilities, and in comparison to their peers.

Annual Cash Incentives. Annual cash incentive opportunities are provided to the NEOs as an incentive to achieve annual goals and objectives. At the annual meeting of stockholders in November 2008, stockholders approved the Executive Officer Incentive Plan (the "Incentive Plan"). The Incentive Plan was re-approved by stockholders at the annual meeting of stockholders in November, 2013. The Incentive Plan became effective in 2008 and formalized the process of annual cash incentives for NEOs. The objective of the Incentive Plan is to motivate our employees to take actions that support our strategies and lead to the attainment, and successful execution of, our business plan. The Incentive Plan accomplishes this objective by linking annual cash pay award opportunities to the performance of the Company and Oritani Bank, measured by the satisfaction of both company-wide and individual performance measures.

The concept of the Incentive Plan is to establish certain performance metrics that, if achieved, would likely result in strong financial performance of the Company and progress toward the strategic objectives of the Board. The plan incorporates three potential incentive achievement levels for each performance metric: threshold, target and maximum; as well as a net income "gate." At the conclusion of the measurement period, actual results are measured versus the performance metrics and "points" are awarded based on whether threshold, target and maximum results were achieved for each performance metric. The total points are accumulated, and this result determines whether the NEOs are eligible for awards at the threshold, target or maximum level of their annual incentive award under the Incentive Plan. The net income gate requires that net income must exceed certain levels in order for the NEO to be eligible these levels and protects shareholders by ensuring that Incentive Plan payments are not disproportional to the net income of the Company. In addition, the Committee, if warranted, may add or subtract subjective points. The number and level of performance metrics, the NEO incentive level (as a percentage of base salary) and total number of points required to achieve threshold, target or maximum levels under the Incentive Plan, are established by the Committee each year.

The annual cash incentives both paid and earned during the 2016 fiscal year were awarded in accordance with the Incentive Plan. Each NEO was eligible to receive an annual incentive award based on a percentage of his base salary (not to exceed 100%) if company-wide and/or individual performance measures were met following the completion of the annual performance period. The measurement period for the annual cash incentives paid in fiscal 2016 to the NEOs under the Incentive Plan was from July 1, 2014 to June 30, 2015. The measurement period for the annual cash incentives earned in fiscal 2016 was from July 1, 2015 to June 30, 2016. For each period, the Committee established five equally weighted strategic objectives for measurement of achievement of annual cash incentives with respect to the satisfaction of company-wide performance objectives. The quantifiable goals measured were: return on assets (stated minimum and measurement versus peers); efficiency ratio (stated maximum and measurement versus peers); loan originations; asset quality and deposit growth. A net income gate was also utilized to ensure that high incentive levels could not be attained if low income statement results were realized. In addition, 10% to 50% of the total annual cash incentives earned by the NEOs were related to their individual performance. At the beginning of the performance period, the NEOs were assigned specific goals that were related to their responsibilities to the Company and Oritani Bank.

Details regarding the annual cash incentives paid in fiscal 2016 to the NEOs under the Incentive Plan were discussed in the October 13, 2015 proxy statement.   In summary, the Committee concluded that management had achieved the maximum level of annual cash incentive. The Committee's external consultant, GK Partners, concurred with this conclusion. In addition, the Committee concluded that each NEO had satisfactorily achieved their individual performance goals and fully earned the individual performance component of their annual cash incentive. Accordingly, cash payments for the maximum level of achievement were approved by the Committee and such amounts were paid to the executives in December, 2015. The awards to the Company's NEOs totaled $1.4 million. The specific amount awarded to each NEO for the fiscal year ended June 30, 2016 is set forth in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

The structure of the Incentive Plan and the specific company-wide goals regarding the annual cash incentives earned in fiscal 2016 were reviewed by the Committee's external consultant, GK Partners, who felt that the plan and the goals were appropriate and reasonable. A total of 13 points were required to be eligible for the maximum level of achievement. The peers utilized for the "versus peers" measurements referenced above were the same peer group utilized for compensation survey performed by GK Partners. The specific components of this peer group are detailed under "Use of Outside Advisors and Survey Data."

The results of the Company's performance compared to the strategic objectives regarding the annual cash incentives earned in fiscal 2016 are summarized in the table below:

(dollars in thousands)	Net income level required to be eligible for:				
	Maximum	Target	Threshold	Results (1)	Points Earned
Net Income Gate	$ 33,000	$ 28,000	$ 24,000	$ 39,065	Eligible for Maximum
	Achievement level required to earn:				
	3 points	2 points	1 point		
GOAL					
Return on assets	>/=1.0%	0.80 - 0.99%	0.60 - 0.79%	1.12%	
AND results versus peers	top quartile	2nd quartile	> average	top	3
Efficiency ratio	</=43%	44 - 48%	49 - 51%	42.70%	
AND results versus peers	top quartile	2nd quartile	> average	top	3
Loan originations	$ 500,000	$ 450,000	$ 400,000	$ 710,101	3
Asset quality	</= 0.70%	0.71 - 1.00%	1.01 - 1.35%	0.28%	3
Percentage growth of overall retail deposits	12%	9%	6%	17.05%	3

(1) Results were adjusted to eliminate the after tax impact of $21.3 million of gains on sales of investments in real estate and real estate joint ventures, $10.2 million of FHLB prepayment penalties and $2.1 million of tax benefit associated with the adoption of Accounting Standards Codification 718, "Compensation—Stock Compensation," and Accounting Standards Update 2016-09, "Improvements to Employee Share-Based Payment Accounting." The net effect of these adjustments reduced net income by $13.2 million. Incentive plan achievement levels are measured versus normalized income.

Results exceeded the maximum target amount for the net income gate as well as each of the five objectives. The Committee concluded that management had accumulated sufficient overall points to achieve the maximum level of annual cash incentive. The Committee's external consultant, GK Partners, concurred with this conclusion. Determinations regarding the NEOs achievement of individual performance goals will be made by the Committee in November, 2016. No payments under this Plan for fiscal 2016 achievements have currently been authorized by the Committee. However, payments under this Plan regarding fiscal 2016 achievements are expected to be formally approved by the Committee in November 2016, and paid to the executives in December 2016.

The structure of the Incentive Plan and the specific company-wide goals regarding the annual cash incentives for fiscal 2017 were reviewed by the Committee's external consultant, GK Partners. GK Partners concluded:
- The goals selected for the Incentive Plan were standard measurements for a financial institution and appropriate for incentive plan purposes.

- The achievement levels required to attain maximum results could likely only be realized by an institution with excellent financial health and performance, and are aligned with the interests of stockholders.
- The cash incentives available to the NEOs, as a percentage of base salary, were reasonable and conservative given current market place practices.

The difficulty of certain achievement levels required to attain Maximum, Target or Threshold were increased from the prior year. None were decreased. The achievement levels selected considered the likely reduction in recurring income due to the disposal of income producing real estate joint ventures and real estate held for investment. The possible payouts under the plan, as a percentage of base salary, were unchanged from the prior year. A total of 13 points will be required to be eligible for the maximum level of achievement. The peers utilized for the "versus peers" measurements referenced below will be the same peer group utilized for compensation survey performed by GK Partners. The specific components of this peer group are detailed under "Use of Outside Advisors and Survey Data."

The strategic objectives and measurements for this plan are summarized below:

(dollars in thousands)	Net income level required to be eligible for:		
	Maximum	**Target**	**Threshold**
Net Income Gate	$ 36,000	$ 31,000	$ 26,000

	Achievement level required to earn:		
	3 points	**2 points**	**1 point**
GOAL			
Return on assets	>/=1.0%	0.80 - 0.99%	0.60 - 0.79%
AND results versus peers	top quartile	2nd quartile	> average
Efficiency ratio	</=43.0%	43.1 - 48.0%	48.1 - 51.0%
AND results versus peers	top quartile	2nd quartile	> average
Loan originations	$ 700,000	$ 650,000	$ 600,000
Asset quality	</= 0.50%	0.51 - 0.75%	0.76-1.00%
Percentage growth of overall retail deposits	12%	9%	6%

Equity Incentives. In connection with the initial public offering of Oritani Bank's federally chartered mid-tier holding company and predecessor to the Company that was consummated in 2007 (the "Initial Stock Offering"), Oritani Bank established the Oritani Bank Employee Stock Ownership Plan ("ESOP") that purchased 3.92% of the total shares issued in the offering for the benefit of employees of Oritani Bank. In 2010, the ESOP also purchased an additional 4.0% of the shares issued in connection with the Company's stock offering related to the mutual-to-stock conversion of Oritani Financial Corp., MHC, the former mutual holding company of Oritani Bank (the "Second-Step Conversion"). The ESOP is a tax-qualified retirement plan as defined under the Internal Revenue Code.

At a special meeting of stockholders in April 2008, the Company's stockholders approved the Company's 2007 Equity Incentive Plan ("the 2007 Equity Plan") which authorized the issuance of up to 4,172,817 shares of Company common stock (as adjusted as a result of the Second-Step Conversion) pursuant to grants of incentive and non-statutory stock options, stock appreciation rights, and restricted stock awards. The 2007 Equity Plan provided officers, employees and directors of the Company and Oritani Bank with additional incentives to promote the growth and performance of the Company. The Committee believes that officer stock ownership provides a significant incentive in building stockholder value by aligning the interests of the officers, employees and directors with those of the Company's shareholders. No awards were granted to any NEOs under the 2007 Equity Plan during fiscal 2016. In accordance with the terms of the outstanding grant agreements under the 2007 Equity Plan, all of the stock awards and the vast majority of stock options that had been granted under the Equity Plan vested in conjunction with the Second-Step Conversion. As of June 30, 2016, under the 2007 Equity Plan, a total of 4,205,758 (100.8%) of stock options and restricted stock awards had been granted, 58,948 (1.4%) have expired or been forfeited and 26,007 (0.6%) are available to be granted in the future.

At a special meeting of stockholders in July 2011, the Company's stockholders approved the Company's 2011 Equity Incentive Plan ("2011 Equity Plan") which authorized the issuance of up to 5,790,950 shares of the Company's common stock pursuant to grants of stock options, restricted stock awards and restricted stock units, with no more than 1,654,629 of the shares be issued as restricted stock awards or restricted stock units. Employees and outside directors of the Company or Oritani Bank are eligible to receive awards under the 2011 Equity Plan. The total granted to non-employee directors may not exceed, in the aggregate, 30% of the shares reserved under the 2011 Equity Plan. Both the 2007 Equity Plan and the 2011 Equity Plan are administered by the Committee.

No awards were granted to any NEOs under the 2011 Equity Plan during fiscal 2016. As of June 30, 2016, under the 2011 Equity Plan, a total of 5,581,350 (96.4%) of stock options and restricted stock awards had been granted, 106,800 (1.8%) have expired or been forfeited and 316,400 (5.5%) are available to be granted in the future.

The stock options and restricted stock awards granted under the 2011 Equity Plan generally vest in equal installments over a five-year period. The vesting of the options and restricted stock awards accelerate upon death or disability, retirement or a change in control of the Company or Oritani Bank. The grants have other terms and conditions consistent with the 2011 Equity Plan. The award agreements for the equity awards granted to Mr. Lynch were amended such that his unvested stock options and restricted stock awards no longer vest upon retirement if it occurs prior to his attainment of age 70.

Employment Agreements. Oritani Bank has entered into employment agreements with each of the NEOs. The employment agreements are designed to give us the ability to retain the services of the NEOs, and provide them with severance payments in the event of their involuntary or constructive termination of employment without cause, including termination in connection with a change in control. The rationale for providing these severance payments is to provide security for our NEOs and stability among our senior management team. The Committee believes that the employment agreements are consistent with industry practices and desirable for retaining executive talent.

Post-Retirement Agreement with Michael A. DeBernardi. Mr. DeBernardi retired as a member of the board of directors and as Executive Vice President and Chief Operating Officer of the Company and Oritani Bank as of the close of business on September 16, 2016. The Company, Oritani Bank and Mr. DeBernardi entered into a post-retirement agreement setting forth the terms and conditions of Mr. DeBernardi's post-retirement relationship with the Company and the Bank. This agreement supersedes and replaces his employment agreement with Oritani Bank, and is effective as of his retirement.

Pursuant to the post-retirement agreement, Mr. DeBernardi will continue to serve as an employee of Oritani Bank until January 20, 2017, during which time he will assist Oritani Bank with the reassignment of his duties as Chief Operating Officer, and also with commercial real estate, risk management and any other matter regarding the operation of Oritani Bank as identified by the Chief Executive Officer. During such period, he will receive his current rate of base salary and will continue to participate in all bonus, retirement, and health and welfare plans and arrangements of the Bank for which he was eligible prior to his effective date of retirement. Thereafter, he will serve as a part-time employee of Oritani Bank until June 30, 2018, during which time he will provide general advisory services with respect to commercial real estate risk management reporting and other services reasonably requested by the Chief Executive Officer. While serving as a part-time employee, he will receive a base salary at a rate of $47,500 per annum, but will not be eligible to participate in any benefit plan or arrangement of Oritani Bank, except for its group health plan, the cost of which shall be fully paid by Oritani Bank.

Other Benefits. Additionally, Oritani Bank provides certain fringe benefits, including retirement plans, termination benefits, and perquisites. The retirement plans consist of:

· A tax-qualified defined benefit plan (frozen as of December 31, 2008); a 401(k) plan (with an employer matching contribution equal to 50% of the first 6% of employee deferrals); and the ESOP (with annual employer contribution equal to the amount of the annual ESOP loan repayment).

· A nonqualified Benefit Equalization Plan which provides benefits to certain employees who are disallowed certain benefits under the Company's qualified benefit plans; a nonqualified Executive Supplemental Retirement Income Agreement for our Chief Executive Officer; and a post-retirement medical plan for certain eligible senior officers.

The Committee considered these items when contemplating the overall compensation package awarded to the NEOs. The Committee felt that these items were appropriate given the level of responsibility for each NEO and that no changes to the programs were warranted. See "Benefit Plans and Arrangements" for a further description of these plans.

Other Matters

Corporate Income Tax Considerations. Section 162(m) of the Internal Revenue Code imposes a $1,000,000 annual limit on a publicly-traded company's federal tax deduction for certain types of compensation paid to the principal executive officer and each of the next three most highly compensated NEOs, excluding the principal financial officer. Compensation that is "qualified performance-based" under the Internal Revenue Code's definition is exempt from this limit. Stock option grants and the annual cash incentives are intended to qualify as qualified performance-based compensation. It has been the Committee's practice to structure the compensation and benefit programs offered to the NEOs in order to maximize the tax deductibility of amounts paid. However, in structuring the compensation programs and in reaching compensation decisions, the Committee considers a variety of factors, including the Company's tax position, the materiality of the payments and tax deductions involved, and the need for flexibility to address unforeseen circumstances. After considering these factors, the Committee may decide to authorize compensation payments, all or part of which would be nondeductible for federal tax purposes.

Section 4999 of the Internal Revenue Code imposes a 20% excise tax on certain "excess parachute payments" made to "disqualified individuals." Under Section 280G of the Internal Revenue Code, such excess parachute payments are also nondeductible to the Company. If payments that are contingent on a change of control to a disqualified individual (which includes the NEOs) exceed 2.99 times the individual's "base amount," (which is the five year average of the disqualified individual's compensation set forth in his or her Form W-2 and/or Form 1099), they constitute "excess parachute payments" to the extent they exceed one time the individual's base amount. Severance payments to the NEOs pursuant to their employment agreements and other compensation arrangements that are paid in connection with a change in control of the Company or Oritani Bank are subject to reduction in order to avoid penalties under Sections 280G and 4999 of the Internal Revenue Code.

Accounting Considerations. The Committee considers the financial statement implications of each element of the NEOs' compensation. However, the impact of each compensation element on the Company's overall compensation philosophy and compensation program, including considerations such as balancing long-term and short-term incentives, as well as the projected economic costs of each element are the primary determining factors of the NEOs' compensation packages.

Clawback. As a condition to receiving incentive compensation from the Company, each executive officer has entered into an agreement with the Company providing that any bonus and incentive compensation awarded or paid subsequent to the adoption of this policy (July 7, 2011) is subject to recovery or "clawback" by the Company if (1) the payments or awards were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria, and (2) the amount of the bonus or incentive compensation, as calculated under the restated or corrected financial results, is less than the amount actually paid or awarded under the original financial results.

Executive Stock Ownership Requirements. The Board believes the Chief Executive Officer and all Executive Vice Presidents should have a financial investment in the Company's common stock in order to further align their interests with those of stockholders. Executive Vice Presidents are expected to own at least 25,000 shares of Company common stock, and the Chief Executive Officer is expected to own at least 50,000 shares of Company common stock. Each of the relevant executive officers currently exceeds these requirements.

Equity Retention Policy. In 2014, the Board adopted the Equity Retention Policy, which is independent of the stock ownership guidelines described above. This policy applies to all executive officers of the Company. and all members of the Board of Directors. Under the policy, each executive officer is required to retain direct ownership of at least 60% of his or her "covered shares," net of taxes and transaction costs, until six months following the date of the executive officer's termination of employment. Each director is required to retain direct ownership of at least 50% of his or her "covered shares," net taxes and transaction costs, until termination of service from the Board of Directors. A "covered share" means any share of Company common stock acquired by an executive officer or director after June 18, 2014 pursuant to an award granted under any equity compensation plan or other written compensatory arrangement.

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Anti-Hedging Policy. In 2014, the Board also adopted an anti-hedging policy, which prohibits directors and executive officers from engaging in or effecting any transaction designed to hedge or offset the economic risk of owning shares of Company common stock. Accordingly, any hedging, derivative or other equivalent transaction that is specifically designed to reduce or limit the extent to which declines in the trading price of Company common stock would affect the value of shares of Company common stock owned by an executive officer or director is prohibited. Cashless exercises of stock options are not deemed short sales and are permitted.

Risk Management

The Committee believes that any risks arising from the Company's compensation policies and practices for all of its employees, including the NEOs, are not reasonably likely to have a material adverse effect on the Company or Oritani Bank. In addition, the Committee believes that the mix and design of the elements of the compensation program will encourage senior management to act in a manner that is focused on long-term valuation of the Company and Oritani Bank.

The Committee regularly reviews the Company's compensation program to ensure that controls are in place so that employees are not presented with opportunities to take unnecessary and excessive risks that could threaten the value of the Company and Oritani Bank. With respect to the Incentive Plan, the Committee reviews and approves the company-wide performance objectives that determine the bonus payments to be made thereunder. The performance objectives are selected in consultation with an outside, independent consultant, and are customary performance metrics for financial institutions in the Company's peer group. In addition, the Committee limits the amount of bonuses that can be paid under the plan if the Company fails to achieve its minimum net income goal for the plan year, which ensures that high incentive levels could not be obtained by participants in the plan if the Company's minimum net income goal is not realized. Furthermore, all bonus payments are subject to clawback in accordance with our clawback policy, which ensures that performance awards are linked to the actual performance of the Company and Oritani Bank and promotes the long-term value creation of the Company and Oritani Bank. Moreover, we instituted our anti-hedging policy to ensure that our equity incentive plans are more sensitive to risk, which helps ensure the sustainability of our overall performance beyond a one-year performance period. Finally, by implementing the ESOP, 2007 Equity Plan and 2011 Equity Plan and by having an executive stock ownership requirement and equity retention policy, our senior management team and employees have a significant ownership interest in the Company, which will align their interests with those of the stockholders, and in turn will contribute to long-term stockholder value and decrease the likelihood that they would take excessive risks that could threaten the value of their common stock.

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Executive Officer Compensation

     Summary Compensation Table.

     The following table sets forth for the fiscal years ended June 30, 2016, 2015 and 2014 certain information as to the total remuneration paid to Mr. Lynch, who serves as President and Chief Executive Officer, Mr. Fields, who serves as Executive Vice President and Chief Financial Officer, and the next three most highly compensated executive officers of the Company or Oritani Bank. Each of the individuals listed in the table below is referred to as a "named executive officer."

Name and principal position	Fiscal Year	Salary ($) (1)	Non Equity Incentive Plan Compensation ($)	Change in pension value and non-qualified deferred compensation earnings ($) (2)	All other compensation ($) (3)	Total ($)
Kevin J. Lynch	2016	753,577	700,000	2,052,598	321,334	3,827,509
President and	2015	705,769	487,500	1,229,966	328,636	2,751,871
Chief Executive Officer	2014	651,720	442,104	1,993,524	400,558	3,487,906
Michael A. DeBernardi	2016	332,904	218,755	487,251	215,436	1,254,346
Executive Vice President	2015	322,846	158,500	289,635	203,426	974,406
and COO	2014	313,154	153,500	584,134	238,460	1,289,248
John M. Fields, Jr.	2016	326,078	207,030	359,177	214,955	1,107,240
Executive Vice President	2015	315,046	150,000	134,871	201,689	801,606
and CFO	2014	296,154	137,500	356,790	233,111	1,023,554
Thomas Guinan	2016	315,061	207,030	680,330	226,239	1,428,661
Executive Vice President	2015	305,539	150,000	144,663	210,644	810,845
and CLO	2014	290,385	137,500	385,649	239,010	1,052,543
Philip M. Wyks	2016	197,131	57,267	237,544	142,824	634,766
Senior Vice President	2015	190,890	38,178	131,895	103,877	464,839
and Corp. Secretary	2014	190,890	38,178	155,761	113,434	498,263

(1)   Includes payments for unused vacation days made to Mr. Lynch of $28,404; $25,000 and $25,000 for 2016, 2015 and 2014, respectively, and to Mr. Fields of $11,017; $9,508 and $5,769 for 2016, 2015 and 2014, respectively.

(2)   The amounts in this column reflect the actuarial change in the present value over the course of the fiscal year, of the named executive officer's benefits under the Defined Benefit Plan and the defined benefit portion of the Benefit Equalization Plan. The amounts in this column also include the increase in the value of the named executive officer's benefits under the portion of the Benefit Equalization Plan that supplements the ESOP. The totals also include the increase in the value of, in the case of Mr. Lynch, an Executive Supplement Retirement Income Agreement and the Directors' Retirement Plan maintained by Oritani Bank, and, in the case of Mr. DeBernardi, the Director's Retirement Plan maintained by Oritani Bank. Where applicable, the present value was determined using interest rate and mortality rate assumptions consistent with those used in Oritani Financial Corp.'s audited financial statements and include amounts for which the named executive officer may not currently be entitled to receive because such amounts are not vested. For fiscal 2016, this column also includes $367,476, $57,479, $74,979, $41,455, and $31,400 of preferential or above-market earnings on non tax-qualified deferred compensation for the portion of the Benefit Equalization Plan that supplements the 401(k) for Messrs. Lynch, DeBernardi, Fields, Guinan and Wyks, respectively, as well as $65,218 for Mr. DeBernardi of preferential earnings on a similar plan for deferred director fees.

(3)   The amounts in this column represent the total of all perquisites (non-cash benefits and perquisites such as the use of employer-owned automobiles, membership dues and other personal benefits), employee benefits (employer cost of life insurance and health insurance), employer contributions to defined contribution plans (the 401(k) Plan, the ESOP and the Benefit Equalization Plan) and dividends on unvested stock awards. The components of the 2016 total are reported separately under the "All Other Compensation" table below.

All Other Compensation

The components of All Other Compensation for the fiscal year ended June 30, 2016 are provided in the table below:

Name	Company Contribution on Medical, Dental, Disability and Life Insurance Benefits	Auto-mobile Allowance	Company Contribution to ESOP and 401(k) Plan Match	Benefit Equalization Plan Match Contribution	Dividends on unvested stock awards	Country Club Dues	Total
Kevin J. Lynch	$ 28,692	$ 20,960	$ 110,802	$ 43,607	$ 109,203	$ 8,070	$ 321,334
Michael DeBernardi	25,843	12,191	110,802	16,550	50,050	-	215,436
John M. Fields, Jr.	25,636	12,474	110,802	15,993	50,050	-	214,955
Thomas Guinan	25,574	6,647	110,802	15,663	50,050	17,504	226,239
Philip M. Wyks	19,916	3,432	107,443	7,632	4,400	-	142,824

     Plan-Based Awards. There were no grants of any equity plan-based awards to the NEOs during fiscal 2016. The following table sets forth certain information as to grants during the 2016 fiscal year of non-equity plan based awards to the NEOs:

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)		
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Kevin J. Lynch	July 1, 2015	243,705	494,795	738,500
Michael DeBernardi	July 1, 2015	90,800	158,059	225,318
John M. Fields, Jr.	July 1, 2015	85,933	149,587	213,241
Thomas Guinan	July 1, 2015	85,933	149,587	213,241
Philip M. Wyks	July 1, 2015	20,044	40,087	60,131

(1)   Assumes full achievement of the individual component of the Incentive Plan goal.

These awards relate to the annual performance period ended on June 30, 2016, and are discussed in detail under "Annual Incentive Awards" in this proxy statement.

26

Incentive Plan. The annual cash awards paid to senior executives are designed to qualify as "qualified performance-based compensation" that is not subject to the $1 million deduction limit in accordance with Section 162(m) of the Internal Revenue Code. All full-time executive or senior officers of Oritani Bank are eligible for selection to participate in the Incentive Plan. Each year, the Committee will approve: (i) the employees who will participate in the Incentive Plan for that year; (ii) award levels, which shall be expressed as a percentage of a participant's base salary for that year, for each participant under the Incentive Plan (these award levels will include threshold, target and maximum award opportunities); (iii) company-wide performance goals. No later than 90 days after the commencement of each performance period (or by such other deadline as may apply under Code Section 162(m)(4) (C) or the Treasury Regulations thereunder), the Committee will establish in writing the performance goals for that performance period as well as the method for computing the amount of compensation which each such participant will be paid if such goals are attained in whole or in part. Such method will be stated in terms of an objective formula or standard that precludes discretion to increase the amount that will be due upon attainment of the goals. The Committee retains discretion under the Incentive Plan to reduce an award at any time before it is paid.   The performance period is generally equal to the Company's fiscal year (the twelve month period from July 1 to June 30). Payment is generally made in the December following the conclusion of the performance period. Cash awards may be paid under the Incentive Plan for any performance period only if and to the extent the awards are earned on account of the attainment of the performance goals applicable to such performance period and after the Committee certifies that the performance goals for the year have been satisfied. If a participant is not employed by Oritani Bank at the time of the payment, no payment under the Incentive Plan will be made to the Participant except in the discretion of the Committee. If a Participant dies, a payment under the Plan may be awarded in the discretion of the Chief Executive Officer (or the Board, if it is the Chief Executive Officer who dies). Payments will only be made after approval by the Committee.

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Outstanding Equity Awards at Year End. The following table sets forth information with respect to outstanding equity awards as of June 30, 2016 for the NEOs.

OUTSTANDING EQUITY AWARDS AT JUNE 30, 2016

| | Option Awards | | | | | | | | Stock Awards | |
| | 2007 Equity Plan | | | | 2011 Equity Plan | | | | 2011 Equity Plan | |
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expir-ation Date [1]	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable [2]	Option Exercise Price	Option Expir-ation Date [1]	Number of Shares or Units of Stock That Have Not Vested [2]	Market Value of Shares or Units of Stock That Have Not Vested [3]
Kevin J. Lynch	466,942	-	$ 10.43	05/05/18	760,728	198,550	$ 11.95	08/18/21	79,420	$ 1,269,926
Michael DeBernardi	-	-	10.43	05/05/18	330,528	91,000	11.95	08/18/21	36,400	582,036
John M. Fields, Jr.	50,463	-	10.43	05/05/18	364,000	91,000	11.95	08/18/21	36,400	582,036
Thomas Guinan	-	-	10.43	05/05/18	113,368	91,000	11.95	08/18/21	36,400	582,036
Philip M. Wyks	20,000	-	10.43	05/05/18	25,600	6,400	11.95	08/18/21	3,200	51,168

(1) Stock options expire ten years after grant date.

(2) The stock option and restricted stock awards vest at a rate of 20% per year, commencing on August 18, 2012.

(3) Market value calculated using June 30, 2016 closing price of $15.99/share.

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Option Exercises And Stock Vested. The following table sets forth information concerning the exercise of stock options, and each vesting of restricted stock during the fiscal year ended June 30, 2016 for the NEOs.

| | Option Exercises and Stock Vested for the Year Ended June 30, 2016 | | | |
| | Option awards | | Stock awards | |
Name	Number of shares acquired on exercise	Value realized on exercise (1)	Number of shares acquired on vesting	Value realized on vesting (2)
Kevin J. Lynch	28,368	$ 152,819	79,420	$ 1,250,071
Michael A. DeBernardi	301,724	1,918,748	36,400	572,936
John M. Fields, Jr.	217,789	1,363,927	36,400	572,936
Thomas Guinan	350,884	1,783,851	36,400	572,936
Philip M. Wyks	10,000	52,670	3,200	50,368

   (1)   Amount is equal to the market value of the underlying share on date of exercise, less the option exercise cost, times the number of options exercised.

   (2)   Amount is equal to the number of shares that vested times the market value on the date of vesting ($15.74 per share on August 18, 2015).

Pension Benefits. The following table sets forth information with respect to pension benefits at and for the fiscal year ended June 30, 2016 for the NEOs. See "Defined Benefit Plan," "Directors' Retirement Plan," "Benefit Equalization Plan" and "Executive Supplemental Retirement Income Agreement" for a discussion of the plans referenced in this table.

Pension Benefits at and for the fiscal year ended June 30, 2016 (1)

Name	Plan name	Number of years credited service	Present value of accumulated benefit	Payments during last fiscal year
Kevin J. Lynch	Directors' Retirement Plan	25.67	$ 909,000	$ -
	Benefit Equalization Plan (2)	15.50	1,355,000	-
	Supplemental Retirement Income Agreement	11.50	7,717,000	-
Michael DeBernardi	Directors' Retirement Plan	22.67	823,000	-
John M. Fields, Jr.	Defined Benefit Plan	10.67	348,000	-
	Benefit Equalization Plan (2)	10.67	45,000	-
Thomas Guinan	Defined Benefit Plan	21.17	860,000	-
	Benefit Equalization Plan (2)	5.50	31,000	-
Philip M. Wyks	Defined Benefit Plan	32.50	1,517,000	-

(1)   The figures shown are determined as of the plan's measurement date of June 30, 2016 for purposes of the Company's audited financial statements. For mortality, discount rate and other assumptions used for this purpose, please refer to note 14 in the audited financial statements included in the Company's Annual Report on Form 10-K.

(2)   Amount reflects the pension benefit portion of the Benefit Equalization Plan.

Nonqualified Deferred Compensation.

The following table sets forth information with respect to the portion of the Benefit Equalization Plan that supplements the 401(k) Plan and the ESOP at and for the fiscal year ended June 30, 2016 for the NEOs. Also included in the top table are the earnings for Mr. DeBernardi under the Director Deferred Fee Plan.

Nonqualified Deferred Compensation (401k) and Directors' Deferred Fee Plans at and for the Fiscal Year Ended June 30, 2016

Name	Executive contributions in last fiscal year	Registrant contributions in last fiscal year (1)	Aggregate earnings in last fiscal year (2)	Aggregate withdrawals/distributions	Aggregate balance at last fiscal year end
Kevin Lynch	$ 314,657	$ 43,607	$ 400,010	$ -	$ 4,835,498
Michael DeBernardi	104,500	16,550	157,081	-	1,889,092
John M. Fields, Jr.	143,380	15,993	113,014	-	1,394,817
Thomas Guinan	69,878	15,663	62,485	-	770,018
Philip M. Wyks	16,861	7,632	40,199	-	480,261

Nonqualified Deferred Compensation (ESOP) at and for the Fiscal Year Ended June 30, 2016

Name	Executive contributions in last fiscal year	Registrant contributions in last fiscal year (3)	Aggregate earnings in last fiscal year	Aggregate withdrawals/distributions	Aggregate balance at last fiscal year end
Kevin Lynch	$ -	$ 862,036	$ -	$ -	$ 4,007,586
Michael DeBernardi	-	222,553	-	-	1,238,771
John M. Fields, Jr.	-	208,198	-	-	1,158,465
Thomas Guinan	-	460,875	-	-	1,398,491
Philip M. Wyks	-	8,144	-	-	86,262

(1) The amounts reported in this column were also reported as compensation in the Summary Compensation Table as components of the 2016 total for "All Other Compensation."

(2) For Messrs. Lynch, DeBernardi, Fields, Guinan and Wyks, $347,476; $122,698; $74,979; $41,455 and $31,400, respectively, were reported as components of the 2016 total for "Change in pension value and non-qualified deferred compensation earnings" in the Summary Compensation Table as preferential or above-market earnings on non tax-qualified deferred compensation.

(3) The amounts reported in this column were also reported as compensation in the Summary Compensation Table as components of the 2016 total for "Change in pension value and nonqualified deferred compensation earnings." This total includes the total cost associated with the increased value of the phantom stock allocated to the named executive officer's account that occurred during the 2016 fiscal year.

Benefit Plans and Arrangements

Employment Agreements. Oritani Bank entered into an amended and restated employment agreement with Kevin J. Lynch effective as of December 31, 2008. The agreement had an initial term of three years. Unless notice of non-renewal is provided, the agreement renews annually. Under the agreement, Mr. Lynch's current base salary is $738,500. The base salary is reviewed at least annually and may be increased, but not decreased. In addition to base salary, the agreement provides for, among other things, participation in bonus programs and other employee pension benefit and fringe benefit plans applicable to executive employees, use of an automobile and reimbursement of expenses associated with the use of such automobile. The executive is also entitled to reimbursement of business expenses, including fees for membership in a country club, a health club, and such other clubs and organizations as appropriate for business purposes. The executive is entitled to indemnification to the fullest extent permitted under applicable law against all expenses and liabilities reasonably incurred by him in connection with any action in which he may be involved by reason of having been an officer or director of Oritani Bank. Upon retirement, the executive and his spouse would be entitled to continuing health care insurance coverage until the death of the executive and his spouse.

The executive is entitled to severance payments and benefits in the event of his termination of employment under specified circumstances. In the event: (A) the executive's employment is terminated for reasons other than (1) just cause; (2) disability; (3) death, (4) retirement; or (5) a change in control, or (B) the executive resigns during the term of the agreement following (1) the failure to elect or reelect or to appoint or reappoint executive to his executive position, (2) a material change in the executive's functions, duties, or responsibilities, which change would cause executive's position to become one of lesser responsibility, importance or scope, (3) a relocation of the executive's principal place of employment by more than 30 miles from its location at the effective date of the employment agreement or a material reduction in the benefits and perquisites from those being provided to the executive as of the effective date of the employment agreement, (4) the liquidation or dissolution of Oritani Bank, or (5) a breach of the employment agreement by Oritani Bank, then the executive (or, in the event of the executive's death, his beneficiary) would be entitled to a severance payment equal to three times the sum of the executive's highest base salary and highest rate of bonus, and the executive would be entitled to the continuation of life, medical, and dental coverage for 36 months or as provided in the Oritani Bank nonqualified senior officers medical benefit plan. In the event of a termination following a change in control of the Company, the executive (or, in the event of the executive's death, his beneficiary) would be entitled to a severance payment equal to three times the sum of the executive's highest base salary and highest rate of bonus paid to him during the term of the employment agreement, plus continuation of insurance coverage for 36 months. In the event the severance payment provisions of the employment agreement are triggered, the executive would be entitled to a cash severance benefit in the amount of approximately $4.4 million.

30

Upon termination of the executive's employment other than in connection with a change in control, the executive agrees not to compete with Oritani Bank for one year following termination of employment in any city, town or county in which Oritani Bank has an office or has filed an application for regulatory approval to establish an office. Should the executive become disabled, Oritani Bank would continue to pay the executive his base salary, bonuses and other cash compensation for the longer of the remaining term of the employment agreement or one year, provided that any amount paid to the executive pursuant to any disability insurance would reduce the compensation he would receive. In the event the executive dies while employed by Oritani Bank, the executive's beneficiary or estate will be paid the executive's base salary for the remaining term of the employment agreement and the executive's family will be entitled to continuation of medical and dental benefits.

Oritani Bank has entered into employment agreements with Messrs. DeBernardi, Fields, Guinan and Wyks that are substantially similar to the employment agreement of Mr. Lynch, except that each of these agreements has a term of two years and entitles the executive to a severance payment equal to two times the sum of the executive's highest base salary and highest rate of bonus and to the continuation of life, medical, and dental coverage for 24 months or as provided in the Oritani Bank nonqualified senior officers medical benefit plan. In the event of a termination following a change in control of the Company, the executive (or, in the event of the executive's death, his beneficiary) would be entitled to a severance payment equal to two times the sum of the executive's highest base salary and highest rate of bonus paid to him or her during the term of the employment agreement, plus continuation of insurance coverage for 24 months.

Notwithstanding the foregoing, in connection with Mr. DeBernardi's retirement as a director and executive officer on September 16, 2016, Mr. DeBernardi's post-retirement agreement with Oritani Bank superseded and replaced his employment agreement with Oritani Bank. Please see the "Compensation Discussion and Analysis – Post-Retirement Agreement with Michael A. DeBernardi" for further details.

Benefit Equalization Plan. Oritani Bank adopted the 2008 Benefit Equalization Plan to provide certain executives with benefits to which they would otherwise be entitled under Oritani Bank's Defined Benefit Pension Plan, 401(k) Plan and ESOP, but for the limitations imposed by the Internal Revenue Code. The 2008 Benefit Equalization Plan was originally adopted in 2005 and was amended and restated in January 2008 in order to incorporate the final Department of the Treasury regulations issued under Code Section 409A. Oritani Bank's prior Benefit Equalization Plan was frozen effective as of December 31, 2004. The 2008 Benefit Equalization Plan is materially similar to the frozen Benefit Equalization Plan, except that a participant's elections regarding distributions under the tax-qualified 401(k) Plan, the ESOP and Defined Benefit Pension Plan control the form and timing of distributions of a participant's account in the frozen Benefit Equalization Plan. This provision is no longer permitted with respect to deferrals or accruals subject to Code Section 409A and is not included in the 2008 Benefit Equalization Plan. Employees who are president, executive vice president, senior vice president and vice president of Oritani Bank are, to the extent selected, eligible to participate in the plan. During the 2016 fiscal year, twelve current employees and one retired employee participated in the 401(k) Plan portion of the 2008 Benefit Equalization Plan and five current employees participated in the ESOP portion of the 2008 Benefit Equalization Plan. A committee appointed by the Oritani Bank Board of Directors administers the plan, as well as determines the employees eligible for participation. The term "Benefit Equalization Plan" as referenced in the compensation tables set forth above and below refers to both the 2008 Benefit Equalization Plan and the frozen Benefit Equalization Plan.

Under the 401(k) Plan portion of the 2008 Benefit Equalization Plan, participants may make annual deferrals of compensation in an amount up to the difference between the maximum amount the participant would be permitted to contribute to 401(k) Plan for the given year but for the limitations of the Internal Revenue Code and the deferrals actually made to the 401(k) Plan by the participant for the plan year. Oritani Bank establishes a supplemental 401(k) plan account for each participant and credits the account with such contributions. In addition, the participant's account is credited monthly with earnings at a rate equivalent to the greater of (i) the Citibank Prime Rate, or (ii) nine percent (9%), plus matching contributions. For the 2016 fiscal year, a total of $820,000 in interest was credited to the accounts of current employees under this plan. Upon termination of service due to any reason other than death, the supplemental 401(k) plan benefit (equal to the participant's supplemental 401(k) plan account) will be payable either in a lump sum or in up to 5 annual installments, as elected by the participant pursuant to their initial deferral election. Upon termination of service due to death, the supplemental 401(k) plan benefit under the 2008 Benefit Equalization Plan will be payable to the participant's beneficiary either in a lump sum or in annual installments, pursuant to the participant's initial deferral election.

Upon termination of service due to any reason other than death, a participant will also be entitled to a benefit equal to the difference between the actuarial present value of the participant's normal retirement benefit under Oritani Bank's Defined Benefit Pension Plan and the actuarial present value of his normal retirement benefit calculated pursuant to the terms of the Defined Benefit Pension Plan, without the application of the limitations imposed by the Internal Revenue Code, which such amount reduced and offset by the corresponding benefit amount payable to the participant under the frozen Benefit Equalization Plan. The supplemental defined benefit plan benefit under the 2008 Benefit Equalization Plan will be payable to the participant in monthly installments for the longer of 120 months or the remainder of the participant's life. In the event of the participant's death before 120 installments have been paid, the participant's beneficiary will receive the present value of the remaining monthly installments in a lump sum. Alternatively, the participant may also make, prior to commencement of the supplemental defined benefit plan benefit, a one-time irrevocable election to receive his benefit under the plan in the form of a 100% joint and survivor annuity or a 50% joint and survivor annuity. Upon termination of service due to death, the supplemental defined benefit plan benefit under the 2008 Benefit Equalization Plan will be payable to the participant's beneficiary either in a lump sum or in annual installments, pursuant to the participant's initial deferral election. A participant's supplemental defined benefit plan amount payable under the 2008 Benefit Equalization Plan will be reduced and offset by the corresponding supplemental defined benefit plan amount payable under the frozen Benefit Equalization Plan.

The supplemental employee stock ownership plan benefit under the 2008 Benefit Equalization Plan is denominated in shares of phantom stock equal to the difference between the number of shares of the Company common stock that would have been allocated to the participant under the employee stock ownership plan, but for the limitations imposed by the Internal Revenue Code, and the actual number of shares of the Company common stock allocated to the participant under the Oritani Bank employee stock ownership plan for the relevant plan year. In addition, the participant is entitled to receive earnings on the phantom shares deemed allocated to his or her account, based on the fair market value of the Company common stock on such date. Upon termination of service due to any reason including death, the supplemental employee stock ownership plan benefit will be payable either in a lump sum or in up to five annual installments, as elected by the participant pursuant to his initial deferral election. On May 10, 2010, participation in the employee stock ownership portion of the 2008 Benefit Equalization Plan was frozen such that no new participants may join the plan after that date. In July 2011, a rabbi trust was established to fund the cash equivalent of the participant's accrued balance of phantom shares at June 30, 2011. The trustee purchased actual shares of Company common stock with this cash in order to minimize the future cost of this benefit due to dividends and increases in the value of the Company's common stock. The trustee has purchased additional shares annually as additional phantom shares are due the employees under the plan.

In the event of a change in control of Oritani Bank or the Company, the participant's supplemental 401(k) plan benefit, supplemental employee stock ownership plan benefit, and supplemental defined benefit plan benefit will be paid to the participants in a lump sum at the time of the change in control, unless a participant has selected an alternative form of distribution upon a change in control. Such an election, if made, was required to be made by a participant not later than December 31, 2008, or with respect to new plan participants within thirty days after the participant first becomes eligible to participate in the 2008 Benefit Equalization Plan.

Executive Supplemental Retirement Income Agreement. Oritani Bank entered into an Executive Supplemental Retirement Income Agreement (the "Agreement") for Kevin J. Lynch (the "Executive") effective as of January 1, 2005. The Agreement provides for the payment of a supplemental retirement income benefit equal to 70% of the Executive's highest average annual base salary and bonus (over a 36-consecutive month period within the last 120 consecutive months of employment), reduced by the sum of the Executive's (i) annuitized value of the benefits payable from Oritani Bank's Defined Benefit Pension Plan, (ii) annuitized value of the benefits payable under the defined benefit portion of Oritani Bank's frozen Benefit Equalization Plan and 2008 Benefit Equalization Plan and (iii) annuitized value of one-half of the Executive's Social Security benefits attributable to Social Security taxes paid by Oritani Bank on behalf of the Executive, reduced by the Social Security offset under the Oritani Bank's Defined Benefit Pension Plan. In the event the Executive dies prior to termination of employment or after termination of employment but prior to the payment of any portion of the supplemental retirement income benefit, the Executive's beneficiary will be entitled to a survivor's benefit, payable in 240 monthly installments, and equal to the supplemental retirement income benefit determined as if the Executive retired on the day before his death and commenced receiving benefits at such time. In the event the Executive dies while receiving benefits under the Agreement, the unpaid balance of benefits will be paid to the Executive's beneficiary for the remainder of the 240 installments. Upon the Executive's retirement, the Executive will be entitled to a supplemental retirement income benefit payable in monthly installments over the longer of 240 months or the Executive's lifetime. In the event the Executive is a "specified employee," payments will commence the first day of the 7th month following the Executive's retirement, but only to the extent necessary to comply with Code Section 409A. In the event the Executive becomes disabled, he will be entitled to a supplemental disability benefit equal to the supplemental retirement income benefit calculated as if the Executive retired on the date of his termination of employment due to disability. In the event of the Executive's termination of employment within 3 years following a change in control, other than due to termination for cause, the Executive will be entitled to a full supplemental retirement income benefit calculated as if the Executive had retired following his normal retirement date. Payments to the Executive in the event of a change in control will be made in 240 monthly installments. The total cost to Oritani Bank for this plan during fiscal 2016 was $1.5 million.

Directors' Retirement Plan. Messrs. Lynch and DeBernardi are participants in the Director's Retirement Plan. Effective September, 2016, Mr. Fields also became a participant in the Director's Retirement Plan. Please see "Director Compensation –Director's Retirement Plan" for further details.

Directors' Deferred Fee Plan. Mr. DeBernardi is a participant in the Directors' Deferred Fee Plan. Please see "Director Compensation – Directors' Deferred Fee Plan" for further details.

Senior Officers Post-Retirement Medical Coverage. Senior officers designated by the Board of Directors who have attained age 52 and have at least five years of service, are eligible to participate in the senior officers post-retirement medical coverage program. If a participant dies after becoming eligible for coverage but prior to retirement, the individual will be deemed to have retired on the day before the individual died. Coverage will begin at the time of retirement and continue at the same level as before retirement. Retirees who are eligible for Medicare benefits will have benefits under the program coordinated with Medicare benefits. The spouse of a senior officer covered under the program will be entitled to medical coverage for life. Oritani Bank's contribution to the program will be limited to two times the medical insurance premium at the time of the individual's retirement. During fiscal 2016, eight current employees were eligible for participation in the Senior Officers Post-Retirement Medical Coverage, including each NEO, and the total cost to Oritani Bank during fiscal 2016 was $467,000.

Group Life Insurance Retirement Plan. In conjunction with its investment in Bank Owned Life Insurance, Oritani Bank implemented this plan which provides selected employees, including each NEO, with post-retirement life insurance. Coverage under this plan is only applicable to selected employees who retire from Oritani Bank while participating in this plan (or if their termination is due to disability or change in control). The coverage provided under this plan to a participant's beneficiary in the event of his or her death is equal to: two times annual base salary for vice presidents and above; and one time annual base salary for assistant vice presidents and below. The Company incurs no additional cost to provide the coverage, however, there is an expense accrual associated with the benefit. This accrual totaled $72,000 during fiscal 2016.

401(k) Plan. The Oritani Bank Employees' Savings & Profit Sharing Plan and Trust (the "401(k) Plan") is a defined contribution employee savings plan covering all eligible employees of Oritani Bank. Employees who have completed 250 hours of service during a 3 consecutive month period are eligible to participate in the 401(k) plan. Employees who have completed 1,000 hours of service during a 12-consecutive-month period will receive the employer match component of the plan.   Participants may contribute up to 50% of their plan salary to the plan. Oritani Bank will provide matching contributions at the rate of 50% of the participant's contributions, up to 6% of each participant's monthly plan salary. Employee and employer contributions are 100% vested at all times. In general, under federal tax law limits, the annual elective deferrals made to the plan may not exceed the lesser of 100% of the participant's total compensation or $18,000 for both the 2015 and 2016 calendar years. Participants who have attained age 50 before the end of a calendar year will be eligible to make catch-up elective deferral contributions in accordance with Section 414(v) of the Internal Revenue Code. The maximum catch-up elective deferral contribution level for both the 2015 and 2016 calendar years is $6,000. This amount is periodically adjusted for inflation. Contributions are invested at the participant's direction in one or more of the investment funds provided under the plan including an employer stock fund providing participants the opportunity to purchase shares of employer stock for their accounts. A loan program is available to plan participants. In general, participants may make only one withdrawal from their accounts per calendar year while they are employed, subject to certain limitations; upon termination of employment, they may make withdrawals from their accounts at any time. Participants who become disabled may withdraw from their vested account balance as if they had terminated employment. In the event of a participant's death, the participant's beneficiary will be entitled to the value of the participant's account. Employer contributions for the 2016 fiscal year were $193,000.

Defined Benefit Plan. Oritani Bank participates in the Financial Institutions Retirement Fund, a multiple-employer defined benefit plan, for the benefit of its employees (the "Defined Benefit Plan" or "Defined Benefit Pension Plan"). Employees of Oritani Bank who are ages 21 or older and who have completed 12 months of employment are eligible to participate in the plan. Participants become vested in their retirement benefit upon completion of 5 years of employment. Participants who have reached age 65 automatically become 100% vested, regardless of the number of completed years of employment. Payments of benefits under the plan are made in the form of a life annuity with 120 payments guaranteed unless one of the optional forms of distribution has been selected. Upon termination of employment at or after age 65, a participant will be entitled to an annual normal retirement benefit equal to 1.25% multiplied by the number of years of benefit service, multiplied by the participant's average annual salary, up to the covered compensation limits, for the 5 highest paid consecutive years of benefit service. In addition, the participant will be entitled to an annual retirement benefit equal to 1.75% multiplied by the number of years of benefit service, multiplied by the participant's average annual salary in excess of the covered compensation limits, for the 5 highest paid consecutive years. The covered compensation limit is the average of the maximum wage subject to FICA taxes (i.e., the social security wage base) for the 35-year period preceding social security retirement age. In the event a participant has more than 35 years of service, the benefit attributable to benefit service completed in excess of 35 years will be calculated by using a 1.75% accrual rate for the portion of a participant's high-5 year average salary below the covered compensation limit. Participants who terminate employment prior to age 65 will be entitled to a reduced retirement benefit calculated by applying an early retirement factor based on the participant's age when payments begin. The earliest age at which a participant may receive retirement benefits is age 55.

Normal and early retirement benefits are payable over the longer of the lifetime of the retiree or 120 monthly installments. In the event a retiree dies before 120 monthly installments have been paid, the retiree's beneficiary will be entitled to the value of such unpaid installments paid in a lump sum. The participant or beneficiary may elect to have benefits paid in the form of installments. In the event a participant dies while in active service, his beneficiary will be entitled to a lump sum death benefit equal to 100% of the participant's last 12 months' salary, plus an additional 10.0% of such salary for each year of benefit service until a maximum of 300% of such salary is reached for 20 or more years, plus refund of the participant's contributions, if any, with interest.

This plan was frozen as of January 1, 2009. Existing participants remain eligible to receive their accrued benefit as of that date; however, no new benefits will accrue under the plan. Employer contributions for fiscal 2016 were $501,000.

Stock Benefit Plans

Employee Stock Ownership Plan. The Oritani Bank Employee Stock Ownership Plan ("ESOP" or "employee stock ownership plan") was adopted in connection with our Initial Stock Offering in 2007. Employees who are at least 21 years old with at least one year of employment with Oritani Bank are eligible to participate. The employee stock ownership plan trust originally borrowed funds from the Company and used those funds to purchase a shares of our common stock equal to 3.92% of the outstanding shares of common stock, including shares of common stock issued to Oritani Financial Corp., MHC and to the Oritani Bank Charitable Foundation, that were issued in connection with our Initial Stock Offering. In connection with our Second-Step Conversion and related stock offering, the ESOP loan was refinanced and the ESOP purchased 4% of the stock offering. Collateral for the loan is the common stock purchased by the employee stock ownership plan. The loan will be repaid principally from Oritani Bank discretionary contributions to the employee stock ownership plan over a period of not more than 25 years. The loan documents provide that the loan may be repaid over a shorter period, without penalty for prepayments. The interest rate for the loan currently adjusts to the prime rate in January of each year. The rate was 3.25% for calendar 2015 and is 3.50% for calendar 2016. Shares purchased by the employee stock ownership plan are held in a suspense account for allocation among participants as the loan is repaid.

Contributions to the employee stock ownership plan and shares released from the suspense account in an amount proportional to the repayment of the employee stock ownership plan loan are allocated among employee stock ownership plan participants on the basis of compensation in the year of allocation. Benefits under the plan become vested at the rate of 20% per year except for the first year of credited service, for which no vesting is earned. Benefits are fully vested upon completion of six years of credited service. A participant's interest in their account under the plan will also fully vest in the event of termination of service due to a participant's early or normal retirement, death, disability, or upon a change in control (as defined in the plan). Vested benefits will be payable generally in the form of common stock, or to the extent participants' accounts contain cash, benefits will be paid in cash. Oritani Bank's contributions to the employee stock ownership plan are discretionary, subject to the loan terms and tax law limits. Therefore, benefits payable under the employee stock ownership plan cannot be estimated. We are required to record compensation expense each year in an amount equal to the fair market value of the shares released from the suspense account. In the event of a change in control, the employee stock ownership plan will terminate and each participant's ESOP account balance will become fully vested.

Stock-Based Incentive Plans. We adopted the 2007 Equity Plan and 2011 Equity Plan ("Equity Plans") to provide our officers, employees and directors with additional incentives to promote our growth and performance and to align their interests with our stockholders. Stockholders approved the 2007 Equity Plan on April 22, 2008 and the 2011 Equity Plan on July 26, 2011. Please see "Equity Incentives" under "Elements of the Compensation Package" of the Compensation Discussion and Analysis for additional information on the Equity Plans.

The Equity Plans are administered by the Compensation and Human Resources Committee. Employees and outside directors of the Company or its subsidiaries are eligible to receive awards under the Equity Plans. The Compensation and Human Resources Committee may determine the type and terms and conditions of awards under the Equity Plans, which shall be set forth in an award agreement delivered to each participant. Each award shall be subject to conditions established by the Compensation and Human Resources Committee that are set forth in the recipient's award agreement, and shall be subject to vesting conditions and restrictions as determined by the Committee. Awards may be granted in a combination of incentive and non-qualified stock options, stock appreciation rights, restricted stock or restricted stock units, provided however that non-employee directors may not receive incentive stock options.

Unless the Compensation and Human Resources Committee specifies otherwise, awards will vest at the rate of 20% per year commencing one year after the date of grant (such that the awards will be fully vested five years from the grant date); subject to acceleration of vesting, to the extent specified by the Committee, in the event of death, disability, or due to a change in control. The Compensation and Human Resources Committee may in its discretion elect to use a different vesting schedule or different performance measures set forth in the Equity Plans.

Potential Payments Under Termination or Change in Control Agreements.

The tables below reflect the amount of compensation to each of the NEOs pursuant to such individual's employment agreement and our non-qualified benefit plans and the Equity Plans in the event of termination of such NEO's employment. The amount of compensation payable to each NEO upon involuntary not-for-cause termination, termination following a change of control and in the event of disability or death is shown below. The amounts shown assume that such termination was effective as of June 30, 2016, and thus include amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out could only be determined at the time of such NEO's separation from the Company.

	Involuntary Termination		**Termination Payments** Involuntary Termination after Change in Control		Retirement		Disability		Death	
Kevin J. Lynch										
Employment Agreement	$ 4,401,576	(1)	$ 4,401,576	(1)	$ -	(2)	$ 1,921,133	(3)	$ 1,888,835	(4)
Exec. Supplemental Retirement										
Income Agreement	7,717,000	(5)	7,717,000	(5)	7,717,000	(5)	7,717,000	(5)	7,717,000	(5)
Benefit Equalization Plan	10,198,084	(6)	10,198,084	(6)	10,198,084	(6)	10,198,084	(6)	10,198,084	(6)
Director's Retirement Plan	909,000	(7)	909,000	(7)	909,000	(7)	909,000	(7)	909,000	(7)
Unvested Equity Awards	-		2,072,068	(8)	2,072,068	(8)	2,072,068	(8)	2,072,068	(8)
Michael DeBernardi (9)										
Employment Agreement	$ 1,161,786	(1)	$ 1,161,786	(1)	$ -	(2)	$ 544,695	(3)	$ 538,463	(4)
Benefit Equalization Plan	3,127,863	(6)	3,127,863	(6)	3,127,863	(6)	3,127,863	(6)	3,127,863	(6)
Director's Retirement Plan	823,000	(7)	823,000	(7)	823,000	(7)	823,000	(7)	823,000	(7)
Unvested Equity Awards	-		949,676	(8)	949,676	(8)	949,676	(8)	949,676	(8)
John M. Fields, Jr.										
Employment Agreement	$ 1,101,872	(1)	$ 1,101,872	(1)	$ -	(2)	$ 517,273	(3)	$ 512,562	(4)
Benefits Equalization Plan	2,598,282	(6)	2,598,282	(6)	2,598,282	(6)	2,598,282	(6)	2,598,282	(6
Unvested Equity Awards	-		949,676	(8)	949,676	(8)	949,676	(8)	949,676	(8)
Thomas Guinan										
Employment Agreement	$ 1,101,747	(1)	$ 1,101,747	(1)	$ -	(2)	$ 517,178	(3)	$ 512,562	(4)
Benefits Equalization Plan	2,199,508	(6)	2,199,508	(6)	2,199,508	(6)	2,199,508	(6)	2,199,508	(6)
Unvested Equity Awards	-		949,676	(8)	949,676	(8)	949,676	(8)	949,676	(8)
Philip M. Wyks										
Employment Agreement	$ 555,237	(1)	$ 555,237	(1)	$ -	(2)	$ 331,433	(3)	$ 327,277	(4)
Benefits Equalization Plan	566,523	(6)	566,523	(6)	566,523	(6)	566,523	(6)	566,523	(6)
Unvested Equity Awards	-		77,024	(8)	77,024	(8)	77,024	(8)	77,024	(8)

(1) For Mr. Lynch, this amount represents (i) three times the sum of his: (A) highest base salary paid during the term of the agreement, plus (B) highest bonus earned during the last three completed fiscal years; and (ii) the value of 36 months of continued life, disability, medical and dental insurance coverage. For all other NEOs, this amount represents (i) two times the sum of the NEO's: (A) highest base salary paid during the term of the agreement, plus (B) highest bonus earned during the last three completed fiscal years; and (ii) the value of 24 months of continued life, disability, medical and dental insurance coverage. In the event the named executive officer's termination is in connection with a change in control, the change in control termination payment payable under his employment agreement could be reduced to avoid penalties under Section 280G of the Internal Revenue Code.

(2) Each named executive officer is entitled to no payments or benefits under his employment agreement as a result of his retirement.

(3) Amount represents the named executive officer's base salary and continued life, medical, dental and disability insurance for the remaining term of the employment agreement, without any reduction for payments under bank-sponsored disability programs.

(4) Represents the base salary and medical, dental, family and other benefits payable to the named executive officer's beneficiary for the remaining term of the employment agreement.

(5) Amount represents 100% of the present value of Mr. Lynch's accumulated benefit under his Executive Supplemental Retirement Income Agreement.

(6) Amount represents the NEO's aggregate accumulated benefit of the defined benefit, 401(k) and ESOP portion of the Benefit Equalization Plan.

(7) Amount represents the present value of Messrs. Lynch's and DeBernardi's accumulated benefit under the Directors' Retirement Plan.

(8) Amount reflects the dollar value of the accelerated vesting of the named executive officer's outstanding unvested stock options and restricted stock awards as of June 30, 2016. For each stock option award, the dollar value represents the difference between the fair market value of one share of Company common stock and the exercise price as of June 30, 2016. For each restricted stock award, the dollar value represents the fair market value of one share of Company common stock as of June 30, 2016. The fair market value of one share of Company common stock was $15.99 on June 30, 2016. Such amounts in column "Involuntary Termination after a Change in Control" are due to the named executive officer in conjunction with a change in control and not dependant on a subsequent termination.

(9) Although the table above reflects the potential payments to Mr. DeBernardi under his employment agreement, the amount of compensation actually paid is now determined by his post-retirement agreement with Oritani Bank, which superseded and replaced his employment agreement as a result of his retirement as a director and executive officer on September 16, 2016. Please see the "Compensation Discussion and Analysis – Post-Retirement Agreement with Michael A. DeBernardi" for further details.

Director Compensation

Each of the individuals who serves as a director of the Company also serves as a director of Oritani Bank and earns director fees in each capacity. Each non-employee director is currently paid a fee of $1,750 for each Company meeting attended and a fee of $1,750 for each Oritani Bank meeting attended. There are no separate fees paid for committee meetings attended. Additionally, each director receives a monthly retainer of $1,750 from each of the Company and Oritani Bank. Additional annual retainers are paid to the Lead Director/Chairman of the Audit Committee ($21,000) and the Chairmen of the other Board of Directors' committees ($11,000). The Lead Director/Chairman of the Audit Committee is Director Antonaccio.

Director compensation has also been reviewed by GK Partners in conjunction with the reports they have prepared for the Committee regarding executive compensation. The 2016 GK Partners Report concluded that director fees for 2016 were reasonable relative to the peer group. The comparable small size of the Company's Board contributed to conclusion that the overall cost of board fees for the Company was less than that of peers. Director fees have not been increased since December, 2008.

The following table sets forth the total fees and certain other remuneration paid to the non-management directors during fiscal year 2016. Information with respect to director compensation paid to directors who are also NEOs is included above in "Executive Officer Compensation—Summary Compensation Table."

Name	Fees Earned or Paid in Cash		Change in Pension Value and Nonqualified Deferred Compensation Earnings (1)		Total	
Nicholas Antonaccio	$	105,000	$	145,845	$	250,845
James J. Doyle		95,000		209,742		304,742
Robert S. Hekemian		95,000		236,087		331,087
Harvey Hirschfeld		95,000		75,921		170,921
John J. Skelly, Jr.		95,000		127,444		222,444

(1) The amounts in this column reflect the actuarial change in the present value at June 30, 2016 compared to June 30, 2015, of the directors' benefits under the Directors' Retirement Plan maintained by Oritani Bank, determined using interest rate and mortality rate assumptions consistent with those used in Oritani Financial Corp.'s audited financial statements and includes amounts for which the director may not currently be entitled to receive because such amounts are not vested. This column also includes $103,845; $161,742; $114,087; $13,921 and $123,444 of preferential or above-market earnings on non tax-qualified deferred compensation for Directors Antonaccio, Doyle, Hekemian, Hirschfeld and Skelly, respectively, under the Directors' Deferred Fee Plan.

Directors Deferred Fee Plans. Oritani Bank adopted the 2005 Directors Deferred Fee Plan, effective as of January 1, 2005, in order to include the provisions required by Section 409A of the Internal Revenue Code. Contributions to Oritani Bank's prior Directors Deferred Fee Plan were frozen, effective as of December 31, 2004. Each month, Oritani Bank credits a director's account under the 2005 Directors Deferred Fee Plan with the amount such director elects to defer. The director's deferral election must generally be submitted to Oritani Bank prior to January 1 of the plan year in which the fees to be deferred are otherwise payable to the director and is irrevocable with respect to the fees covered by such election. Each director's account under the plans is credited every month with interest at a rate equal to the greater of the Citibank Prime Rate or a 9% annualized rate.

A committee appointed by the Oritani Bank Board of Directors administers the plan. The committee may in its discretion permit a director to request that his deferred fee account(s) be invested in an alternative investment such as equity securities, fixed income securities, money market accounts and cash. The account of a director who has selected an alternative investment is credited with earnings or losses based on the investment selected. A director is 100% vested at all times in his deferred fee account(s).

Unless the director has designated a specified payment date, the director's account balance under the 2005 Directors Deferred Fee Plan will be payable upon the earlier of: (i) separation from service; (ii) death; (iii) disability; or (iv) a change in control of the Company. The benefit will be paid in the form of a lump sum or up to 10 annual installments, as elected by the director in his deferral election form.

With regard to the frozen Directors Deferred Fee Plan, the director's account balance thereunder is payable upon either the director's designated retirement age or actual retirement, as elected by the director. Alternatively, the director may elect to receive an in-service distribution, provided that such distribution will be payable no earlier than January 1st of the calendar year that is at least two years following the year for which the deferral election made. In the event of death or disability, the director's benefit will be payable to the director (or his beneficiary) at the time specified in his deferral election. All benefits are payable in the form of either a lump sum or 10 annual installments, as elected by the director in his deferral election form.

During fiscal year 2016, Oritani Bank credited $694,000 in interest to directors' accounts under the Directors Deferred Fee Plans.

Director's Retirement Plan. Oritani Bank maintains the 2005 Director's Retirement Plan that was adopted as a restatement of the Director's Retirement Plan and is intended to comply with section 409A of the Internal Revenue Code. Oritani Bank's prior Director's Retirement Plan was frozen, effective as of December 31, 2004. Benefits payable under the 2005 Director's Retirement Plan are reduced by the amount of the retirement benefits payable to the director under the frozen Director's Retirement Plan.

The 2005 Director's Retirement Plan provides retirement, medical and death benefits to directors, including directors who are also employees, who have at least five years of service and retire after attaining age 65, or who, after attaining age 60 retire, die or become disabled. Upon retirement on or after attaining age 65 with at least ten years of cumulative service, an eligible director's annual retirement benefit is equal to 50% of the director's aggregate annual compensation with respect to his final year of service, including fees paid to the director for attendance at regular monthly meetings and annual meetings of Oritani Bank and the Company, monthly retainers, and any additional annual retainers paid to the director for service as a committee chair, lead director or otherwise.   The annual retirement benefit is generally payable to the director (and his beneficiary) in the form of either a single life annuity or joint and survivor annuity, provided, however, that a director may elect (in accordance with the terms of the plan) to receive the actuarial equivalent of his lifetime annual retirement benefit in the form of a lump sum in the event of his disability or separation from service within two years of a change in control of Oritani Bank.

If, after attaining age 60, a director retires, dies or becomes disabled, and such director has more than five years of service the director or his beneficiary will be entitled to the following percentage of benefit: 50% if the director has 5 to 6 years of service, 60% if the director has 6 to 7 years of service, 70% if the director has 7 to 8 years of service, 80% if the director has 8 to 9 years of service, 90% if the director has 9 to 10 years of service and 100% if the director has more than 10 years of service. In the event of a change in control, each director will be deemed to have 10 years of service and attained age 65 for the purpose of calculating his benefit under the plan. A director who retires prior to age 60 for any reason shall receive no benefit under the plan.

Each director was entitled to elect prior to December 31, 2006 to receive a lump sum payment upon a change in control in an amount equal to the present value of his plan benefits. Benefits under the plan are generally payable in monthly installments for the director's lifetime or as a joint and survivor form of benefit depending on the director's marital status at the time of the payment triggering event. Notwithstanding the foregoing, a director was permitted to elect prior to December 31, 2008, to receive his plan benefits in the form of a lump sum payment in the event of his disability prior to termination of service.

In the event a director who has served on the Board of Directors for at least five years dies while in service, the director's spouse will be entitled to a benefit calculated as if the director had continued service until age 65. The amount of the survivor's benefit will be based on the number of years the director would have served on the Board of Directors assuming the director served on the Board of Directors until age 65. The benefit will be payable to the director's spouse for the remainder of the spouse's life, along with medical benefits. As also described above under "Senior Officers and Directors Post-Retirement Medical Coverage," medical benefits provided to directors and their spouses prior to the date of their retirement will continue to be provided to retired directors and their spouses, as long as the director lives, or, in the event the director dies while in office, the medical benefits will continue to be provided to the director's spouse for his or her lifetime. In the event the cost of medical benefits provided under the plan exceeds 200% of the cost of such benefits to Oritani Bank immediately prior to the director's retirement, the cost in excess of 200% will be paid by the retired director or his or her spouse. The total cost of the plan to Oritani Bank during the 2016 fiscal year was $430,000.

Directors also receive $50,000 of post-retirement life insurance coverage, which was obtained in conjunction with the Company's purchase of Bank-Owned Life Insurance   See "Group Life Insurance Retirement Plan" above for further details. The Company incurs no additional cost to provide this coverage; however, there is an immaterial accrual expense associated with the benefit.

Stock-Based Incentive Plans. The non-management directors are eligible to participate in the 2007 Equity Plan and the 2011 Equity Plan. Please see "Stock Benefit Plans" under "Benefit Plans and Arrangements" for additional information regarding these plans. No awards were granted to any non-management director under the 2007 Equity Plan or the 2011 Equity Plan during fiscal 2016. The following table sets forth information with respect to outstanding equity awards as of June 30, 2016 for the non-management directors:

Stock Awards

Name	Outstanding Unvested Restricted Stock as of June 30, 2016	Market Value of Restricted Stock that has not vested (1)
Nicholas Antonaccio	20,000	$ 319,800
James J. Doyle	18,200	291,018
Robert S. Hekemian	18,200	291,018
Harvey Hirschfeld	6,000	95,940
John J. Skelly, Jr.	18,200	291,018

(1) Market value calculated using June 30, 2016 closing price of $15.99/share.

Stock Options

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expir-ation Date (2)
2011 Equity Plan				
Nicholas Antonaccio	200,000	50,000	$ 11.95	08/18/21
James J. Doyle	154,500	45,500	11.95	08/18/21
Robert S. Hekemian	182,000	45,500	11.95	08/18/21
John J. Skelly, Jr.	182,000	45,500	11.95	08/18/21
2007 Equity Plan				
Nicholas Antonaccio	178,834	-	$ 10.43	05/05/18
Robert S. Hekemian	178,834	-	10.43	05/05/18
Harvey Hirschfeld	4,800	12,000	15.42	04/22/24
John J. Skelly, Jr.	118,834	-	10.43	05/05/18

(1) The stock option awards vest at a rate of 20% per year, commencing on August 18, 2012, except in the case of Mr. Hirschfeld, whose stock option awards vest at a rate of 20% per year, commencing on April 22, 2015.

(2) Stock options expire ten years after grant date.

Independent Auditors

The Company's independent registered public accounting firm for the fiscal year ended June 30, 2016 was KPMG LLP ("KPMG"). The Company has yet to select its independent registered public accounting firm for the fiscal year ending June 30, 2017. The Company is evaluating its options on this matter, being particularly mindful of costs for this service. The Audit Committee is currently soliciting proposals from a select group of independent registered public accounting firms that it considers viable for this responsibility. KPMG is being included in this process. Representatives of KPMG are expected to attend the Annual Meeting, will have an opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

Fees Paid to KPMG

Set forth below is certain information concerning aggregate fees for professional services rendered by KPMG during fiscal years 2016 and 2015:

Audit Fees. The aggregate fees billed to the Company by KPMG for professional services rendered for the audit of the Company's annual consolidated financial statements, review of the consolidated financial statements included in the Company's quarterly reports on Form 10-Q and services that are normally provided by KPMG in connection with statutory and regulatory filings and engagements were $428,757 for fiscal 2016 and $378,100 for fiscal 2015.

Audit Related Fees. There were no audit related fees billed for fiscal 2016 or fiscal 2015.

Tax Fees. The aggregate fees billed to the Company by KPMG for professional services rendered for tax compliance were $58,780 and $71,240 during fiscal 2016 and 2015, respectively.

All Other Fees. There were no "All Other Fees" for fiscal 2016 or fiscal 2015.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of the Independent Registered Public accounting firm

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is provided for up to one year and any pre-approval is detailed as to particular service or category of services and is subject to a specific budget. The Audit Committee has delegated pre-approval authority to its Chair when necessary, with subsequent reporting to the Audit Committee. The independent registered public accounting firm and management are required to report to the Audit Committee quarterly regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval policy, and the fees for the services performed to date.

PROPOSAL II—ADVISORY VOTE ON EXECUTIVE COMPENSATION

The compensation of our Principal Executive Officer, our Principal Financial Officer and our three other most highly compensated executive officers of Oritani Financial Corp. ("Named Executive Officers") is described in "PROPOSAL 1—ELECTION OF DIRECTORS—Compensation Discussion and Analysis" and "Executive Officer Compensation." Stockholders are urged to read these sections of the Proxy Statement, which discusses our compensation policies and procedures with respect to our Named Executive Officers.

In accordance with changes to Section 14A of the Exchange Act, stockholders will be asked at the Annual Meeting to provide their support with respect to the compensation of our Named Executive Officers by voting on the following advisory, non-binding resolution:

"RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed in this proxy statement pursuant to Item 402 of the Securities and Exchange Commission Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

This advisory vote, commonly referred to as a "say-on-pay" advisory vote, is non-binding on the Board of Directors. Although non-binding, the Board of Directors and the Compensation Committee value constructive dialogue on executive compensation and other important governance topics with our stockholders and encourages all stockholders to vote their shares on this matter. The Board of Directors and the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding our executive compensation.

Unless otherwise instructed, validly executed proxies will be voted "FOR" this resolution.

The Board recommends that you vote "<u>FOR</u>" the resolution set forth in Proposal II.

STOCKHOLDER PROPOSALS FOR THE 2017 ANNUAL MEETING

In order to be eligible for inclusion in the proxy materials for next year's Annual Meeting of Stockholders, any stockholder proposal to take action at such meeting must be received at the Company's Executive Office, 370 Pascack Road, Township of Washington, New Jersey 07676, no later than June 16, 2017. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Exchange Act.

ADVANCE NOTICE OF BUSINESS TO BE CONDUCTED AT AN ANNUAL MEETING

Under our Bylaws, a stockholder must follow certain procedures to nominate persons for election as directors or to introduce an item of business at a meeting of stockholders. These procedures provide, generally, that stockholders desiring to make nominations for directors, or to bring a proper subject of business before the meeting, must do so by a written notice timely received by the Secretary of Oritani Financial Corp.

In order for a stockholder to properly bring business before an annual meeting, the stockholder must give written notice to the Secretary of the Company not less than 90 days prior to the date of the Company's proxy materials for the preceding year's annual meeting; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the tenth day following the day on which public announcement of the date of such annual meeting is first made. The notice must include the stockholder's name, record address, and number of shares owned, describe briefly the proposed business, and any whether the stockholder will be soliciting stockholders. In accordance with the foregoing, in order for a proposal or a nomination to be brought to the annual meeting of stockholders to be held following the year ending June 30, 2017, notice must be provided to the Corporate Secretary by July 17, 2017.

Nothing in the above paragraph shall be deemed to require us to include in our proxy statement and proxy relating to an annual meeting any stockholder proposal that does not meet all of the requirements for inclusion established by the Securities and Exchange Commission in effect at the time such proposal is received.

OTHER MATTERS

The Board is not aware of any business to come before the Annual Meeting other than the matters described above in this proxy statement. However, if any matters should properly come before the Annual Meeting, it is intended that holders of the proxies will act in accordance with their best judgment.

The Audit Committee Report and the Report of the Compensation and Corporate Governance Committee included in this proxy statement shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference. The Audit Committee Report shall not otherwise be deemed filed under such Acts.

An additional copy of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2016, will be furnished without charge upon written or telephonic request to Philip M. Wyks, Corporate Secretary, 370 Pascack Road, Township of Washington, New Jersey, 07676 or call (201) 664-5400.

/s/ Philip M. Wyks

Philip M. Wyks
Corporate Secretary

Township of Washington, New Jersey
October 14, 2016

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.
Vote by Internet or Telephone – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

ORITANI
FINANCIAL CORP.

Your phone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet or by telephone must be received by 11:59 p.m., Eastern Time, on November 21, 2016. It is not necessary to return this proxy if you vote by telephone or Internet. Please note that the last vote received, whether by telephone, Internet or mail, will be the vote counted.

 **INTERNET/MOBILE** –
www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

 **PHONE** – **1 (866) 894-0537**
Use a touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your shares.

PLEASE DO NOT RETURN THE REVOCABLE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY OR BY PHONE.

 **MAIL** – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE LISTED PROPOSALS.

1. Election of Directors

	FOR	WITHHOLD	FOR ALL EXCEPT
(01) Nicholas Antonaccio	☐	☐	☐
(02) Harvey R. Hirschfeld			
(03) Kevin J. Lynch			

INSTRUCTIONS: To withhold your vote for any individual nominee, mark "FOR ALL EXCEPT" and write that nominee's name on the line provided below.

_____

2. An advisory, non-binding proposal with respect to the executive compensation described in the Proxy Statement.	FOR	AGAINST	ABSTAIN
	☐	☐	☐

Should the undersigned be present and elect to vote at the Annual Meeting or at any adjournment thereof and after notification to the Secretary of the Company at the Annual Meeting of the stockholder's decision to terminate this proxy, then the power of said proxies shall be deemed terminated and of no further force and effect. This proxy may also be revoked by sending written notice to the Secretary of the Company at the address set forth on the Notice of Annual Meeting of Stockholders, or by the filing of a later dated proxy prior to a vote being taken on a particular proposal at the Annual Meeting.

The undersigned acknowledges receipt from the Company prior to the execution of this proxy of a notice of the Annual Meeting and a proxy statement dated October 14, 2016.

Mark Box to the right if you plan to attend the Annual Meeting. ☐

For address changes and/or comments, please check this box and write/them on the back where indicated. ☐

COMPANY ID:

PROXY NUMBER:

ACCOUNT NUMBER:

Signature_____ Signature, if held jointly_____ Date_____, 2016.
Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee or guardian, or corporate officer, please give full title as such.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held November 22, 2016.

The proxy statement and our 2016 Annual Report to Stockholders are available at: http://www.cstproxy.com/oritani/2016

Address Changes/Comments:_____

_____

_____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side)

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ORITANI FINANCIAL CORP.

The undersigned hereby appoints the members of the official proxy committee, consisting of the Board of Directors of Oritani Financial Corp. (the "Company"), with full power of substitution in each, to act as proxy for the undersigned and to vote all shares of common stock of the Company that the undersigned is entitled to vote only at the Annual Meeting of Stockholders to be held on Tuesday, November 22, 2016 at 9:00 a.m., Eastern time, at The Estate at Florentine Gardens, 97 Rivervale Road, River Vale, New Jersey 07675 and at any and all adjournments thereof with all of the powers the undersigned would possess if personally present at such meeting as follows.

This proxy is revocable and will be voted as directed, but if no instructions are specified, this proxy, properly signed and dated, will be voted "FOR" each of the listed proposals. If any other business is presented at the Annual Meeting, including whether or not to adjourn the meeting, this proxy will be voted by the persons named as proxies in their best judgment. At the present time, the Board of Directors knows of no other business to be presented at the Annual Meeting.

(Continued and to be marked, dated and signed, on the other side)